UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)

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Green Bancorp, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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GREEN BANCORP, INC.
4000 Greenbriar Street
Houston, Texas 77098

NOTICE OF 2018 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD WEDNESDAY, MAY 23, 2018

Shareholders of Green Bancorp, Inc.:

Notice is hereby given that the 2018 Annual Meeting of Shareholders (the "Meeting") of Green Bancorp, Inc. (the "Company"), will be held on Wednesday, May 23, 2018, beginning at 8:30 a.m., Central Daylight Savings Time, in the Forest Ballroom of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, for the following purposes:

1. To elect three (3) directors of Class I to serve on the Board of Directors of the Company until the Company's 2021 Annual Meeting of Shareholders, each until their successors are duly elected and qualified or until their earlier resignation or removal;

2. To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018;

3. To approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares; and

4. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Further information regarding the Meeting, the election of directors and the amendment to the 2014 Omnibus Equity Incentive Plan is set forth in the accompanying Proxy Statement. The Board of Directors has fixed the close of business on Thursday, March 29, 2018 as the record date for the Meeting, and only those shareholders of record on that date will be entitled to notice of and to vote at the Meeting or any adjournments thereof. A list of shareholders entitled to vote at the Meeting will be available for inspection by any shareholder at the principal office of the Company during ordinary business hours for a period of at least ten days prior to the Meeting.

By Order of the Board of Directors:

Manuel J. Mehos

Manuel J. Mehos
Chairman of the Board and Chief Executive Officer

Houston, Texas
April 13, 2018

Your Vote is Important

You are cordially invited to attend the Meeting. Your participation in the Company's affairs is important. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card and promptly mail it in the enclosed envelope or vote and submit your proxy by internet or telephone. The proxy is revocable in the manner described in the proxy statement at any time before it is voted at the Meeting. If you attend the Meeting, you may vote in person if you wish, even if you have previously returned the proxy card.

TABLE OF CONTENTS

GREEN BANCORP, INC.
4000 Greenbriar Street
Houston, Texas 77098

PROXY STATEMENT
FOR
2018 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 23, 2018

Unless the context otherwise requires or where otherwise indicated, references in this Proxy Statement to "we," "us," "our," "our company," "our business", "the Company" or "Green" refer to Green Bancorp, Inc., a Texas corporation, and its consolidated subsidiaries as a whole, including our baking subsidiary; Green Bank N.A., a national banking association, and the term "Bank" refers to Green Bank N.A., a national banking association. In addition, unless the context otherwise requires or where otherwise indicated, references to "shareholders" are to the holders of our voting securities, which consist of Green Bancorp, Inc. common stock, par value $0.01 per share ("Common Stock").

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the 2018 Annual Meeting of Shareholders of the Company to be held in the Forest Ballroom of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, on Wednesday, May 23, 2018, beginning at 8:30 a.m., Central Daylight Savings Time, and any adjournments thereof (the "Meeting") for the purposes set forth in this Proxy Statement and the accompanying Notice of 2018 Annual Meeting of Shareholders. On or about April 13, 2018, we mailed a Notice of Availability of Proxy Materials (the "Notice") to shareholders of record at the close of business on March 29, 2018, other than those shareholders who previously requested paper delivery of communications from us. The Notice contains instructions on how to access an electronic copy of our proxy materials and on how to request a paper copy of our proxy materials.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE 2018 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 23, 2018

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), the Company is providing access to its proxy materials by notifying you of the availability of its proxy materials on the internet. You may access the following information at *http://proxy.greenbank.com:*

- Notice of 2018 Annual Meeting of Shareholders to be held on Wednesday, May 23, 2018;

- Proxy Statement for 2018 Annual Meeting of Shareholders to be held on Wednesday, May 23, 2018;

- Form of Proxy; and

- Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

ABOUT THE MEETING

When and where will the meeting be held?

The Meeting will be held in the Forest Ballroom of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, on Wednesday, May 23, 2018, at 8:30 a.m., Central Daylight Savings Time.

What is a proxy?

A proxy is another person that you legally designate to vote your stock. If you designate someone as your proxy in a written document, that document is also called a "proxy" or a "proxy card."

What is a proxy statement?

A proxy statement is a document that describes the matters to be voted upon at the Meeting and provides additional information about the Company. Pursuant to regulations of the SEC, we are required to provide you with a proxy statement containing certain information when we ask you to sign a proxy card to vote your stock at a meeting of the Company's shareholders.

What is the purpose of the Meeting?

At the Meeting, shareholders will act upon the matters outlined in the Notice, including the following:

1. to elect three directors to serve as Class I directors on the Board until the Company's 2021 annual meeting of shareholders;

2. to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018;

3. to approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

What is internet availability of proxy materials?

We are making the following available to our shareholders primarily via the internet:

- Notice of 2018 Annual Meeting of Shareholders to be held on Wednesday, May 23, 2018;

- Proxy Statement for 2018 Annual Meeting of Shareholders to be held on Wednesday, May 23, 2018;

- Form of Proxy; and

- Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

On or about April 13, 2018, we mailed to our shareholders, subject to the householding procedures described below, a Notice of Internet Availability containing instructions on how to access our proxy materials, including this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Notice of Internet Availability also instructs you on how to access your proxy card to be able to vote through the internet or by telephone. If you received a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Other shareholders, in accordance with their prior requests, have been mailed paper copies of our proxy materials and proxy card or vote instruction form.

Internet distribution of proxy materials is designed to expedite receipt by shareholders, lower the cost of the annual meeting, and conserve natural resources. However, if you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on the Notice of Internet Availability.

What is "householding"?

If you and others who share your mailing address own Common Stock through bank or brokerage accounts, you may have received a notice that your household will receive only one copy of the Notice of Internet Availability. This practice, known as "householding," is designed to reduce the volume of duplicate information and reduce printing and postage costs. You may discontinue householding by contacting your bank or broker. You may also request printed copies of our proxy materials by following the instructions for requesting such materials contained on the Notice of Internet Availability.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Similarly, if you are a shareholder of record and hold shares in a brokerage account, you will receive a proxy card for shares held in your name and a voting instruction card for shares held in "street name." Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all your shares are voted.

What is a record date and what does it mean?

The record date to determine the shareholders entitled to notice of and to vote at the Meeting is the close of business on March 29, 2018 (the "Record Date"). The Record Date is established by the Board as required by the Company's Amended and Restated Bylaws (the "Bylaws") and Texas law. On the Record Date, 37,412,718 shares of Common Stock were outstanding.

Who is entitled to vote at the annual meeting?

Holders of Common Stock, as of the close of business on the Record Date, may vote at the Meeting.

What are the voting rights of the shareholders?

Each holder of Common Stock is entitled to one vote for each share of Common Stock registered, on the Record Date, in such holder's name on the books of the Company on all matters to be acted upon at the Meeting. The Company's articles of incorporation prohibit cumulative voting.

The holders of at least a majority of the outstanding shares of Common Stock must be represented at the Meeting, in person or by proxy, in order to constitute a quorum for the transaction of business. At any meeting of the Company's shareholders, whether or not a quorum is present, the chairman of the meeting or the holders of a majority of the issued and outstanding Common Stock, present in person or represented by proxy and entitled to vote at the meeting, may adjourn the meeting from time to time without notice or other announcement.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC ("AST"), the Company's stock transfer agent, you are considered the shareholder of record with respect to those shares. The Proxy Statement and proxy card have been sent directly to you by AST at the Company's request. On the Record Date, the company had 175 holders of record.

If your shares are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in "street name." The Proxy Statement and proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

What is a broker non-vote?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Your broker has discretionary authority to vote your shares with respect to the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm (Item 2). In the absence of specific instructions from you, your broker does not have discretionary authority to vote your shares with respect to the election of directors to the Company's Board (Item 1) or to approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance (Item 3).

How do I vote my shares?

If you are a record holder, you may vote your Common Stock at the Meeting in person or by proxy. To vote in person, you must attend the Meeting and obtain and submit a ballot. The ballot will be provided at the Meeting. To vote by proxy, you must mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope.

The proxy card is fairly simple to complete, with specific instructions on the card. By completing and submitting it, you will direct the designated persons (known as "proxies") to vote your Common Stock at the Meeting in accordance with your instructions. The Board has appointed Geoffrey D. Greenwade and Terry S. Earley to serve as the proxies for the Meeting.

Your proxy card will be valid only if you sign, date and return it before the Meeting. If you complete all of the proxy card except for one or more of the voting instructions, then the designated proxies will vote your shares "FOR" each proposal as to which you provide no voting instructions. We do not anticipate that any other matters will come before the Meeting, but if any other matters properly come before the Meeting, then the designated proxies will vote your shares in accordance with applicable law and their judgment.

If you hold your shares in "street name," your bank, broker or other nominee should provide to you a voting instruction card along with the Company's proxy solicitation materials. By completing the voting instruction card, you may direct your nominee how to vote your shares. If you complete the voting instruction card except for one or more of the voting instructions, then your nominee will be unable to vote your shares with respect to the proposal as to which you provide no voting instructions, except that the nominee has the discretionary authority to vote your shares with respect to the ratification of the appointment of Deloitte & Touche LLP (Item 2).

Alternatively, if you want to vote your shares in person at the Meeting, you must contact your nominee directly in order to obtain a proxy issued to you by your nominee holder. Note that a broker letter that identifies you as a shareholder is not the same as a nominee-issued proxy. **If you fail to bring a nominee-issued proxy to the Meeting, you will not be able to vote your nominee-held shares in person at the Meeting.**

Who counts the votes?

All votes will be tabulated by the inspectors of election appointed for the Meeting. Votes for each proposal will be tabulated separately.

Can I vote my shares in person at the Meeting?

Yes. If you are a shareholder of record, you may vote your shares at the Meeting by completing a ballot at the Meeting.

If you hold your shares in "street name," you may vote your shares at the Meeting only if you obtain a proxy issued by your bank, broker or other nominee giving you the right to vote the shares, as discussed above.

Even if you currently plan to attend the Meeting, we recommend that you also return your proxy card or voting instructions as described above so that your votes will be counted if you later decide not to attend the Meeting or are unable to attend.

What are my choices when voting?

In the election of directors, you may vote for all director nominees or you may withhold your vote as to one or more director nominees. With respect to each of the other proposals, you may vote for the proposal, against the proposal or abstain from voting on the proposal.

What are the Board's recommendations on how I should vote my shares?

The Board recommends that you vote your shares as follows:

Item 1—**FOR** the election of each nominee for director;

Item 2—**FOR** the ratification of the appointment of Deloitte & Touche LLP; and

Item 3—**FOR** the amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares.

What if I return my proxy card but do not specify how I want my shares voted?

If you are a record holder who returns a completed proxy card that does not specify how you want to vote your shares on one or more proposals, the proxies will vote your shares for each proposal as to which you provide no voting instructions, and such shares will be voted in the following manner:

Item 1—**FOR** the election of each nominee for director;

Item 2—**FOR** the ratification of the appointment of Deloitte & Touche LLP; and

Item 3—**FOR** the amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares.

If you are a "street name" holder and do not provide voting instructions on one or more proposals, your bank, broker or other nominee will be unable to vote those shares, except that the nominee will have discretion to vote on the ratification of Deloitte & Touche LLP (Item 2).

May I change my vote after I have submitted my proxy card?

Yes. If you are a record holder, you may revoke your proxy at any time before it is voted at the Meeting by any of the following means:

- attending the Meeting and voting your shares by ballot;

  ◦ Please note that your attendance at the Meeting will not, by itself, revoke a proxy; you must also vote your shares by ballot at the Meeting.

- completing and submitting to the Secretary of the Company a new valid proxy bearing a later date; or

- delivering written notice of revocation to the Company addressed to Elizabeth Vandervoort, Secretary at the Company's address below, which notice must be received before 5:00 p.m., Central Daylight Savings Time on May 22, 2018.

All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attention: Elizabeth Vandervoort, Secretary. If you are a "street name" holder, contact your bank, broker or other nominee so that they can provide instructions explaining how you may change or revoke your voting instructions.

What is a quorum?

Generally, a quorum is defined as the number of shares that are required to be present at the Meeting so that the results of voting on a particular proposal at the Meeting will be deemed to be the act of the shareholders as a whole. In this case, a quorum is determined by counting the relevant number of shares of Common Stock represented in person or by proxy at the Meeting. If you submit a properly executed Proxy Card, you will be considered part of the quorum even if you withhold authority from the proxy holders to vote your shares or do not attend the Meeting. The presence in person or by proxy of a majority of the Common Stock outstanding on the Record Date will constitute a quorum.

What percentage of the vote is required to approve each proposal?

Assuming the presence of a quorum, the three director nominees who receive the most votes from the holders of the shares of our Common Stock for their election will be elected (i.e., the affirmative vote of the holders of a plurality of the shares of Common Stock voting at the Meeting is required for the election of the director nominees (Item 1)).

The ratification of Deloitte & Touche LLP's appointment as the Company's independent registered public accounting firm (Item 2) will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and that voted for or against or expressly abstained with respect to the matter in person or represented by proxy.

The amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares (Item 3) will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and that voted for or against or expressly abstained with respect to the matter in person or represented by proxy.

How are broker non-votes and abstentions treated?

Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Meeting is the ratification of the appointment of the independent registered public accounting firm (Item 2). If you hold shares in street name and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters, such as the election of the director nominees (Item 1) and amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares (Item 3).

A broker non-vote or a withholding of authority to vote with respect to one or more nominees for director (Item 1) or the amendment to the 2014 Omnibus Equity Incentive Plan (Item 3) will not have the effect of a vote against such nominee or nominees or amendment since broker non-votes and abstentions are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the Meeting. Any abstentions will not have the effect of a vote against the proposals to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm. Since the ratification of the appointment of the independent registered public accounting firm is considered a routine matter and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with this proposal.

Do I have any dissenters' or appraisal rights with respect to any of the matters to be voted on at the Meeting?

No. None of our shareholders has any dissenters' or appraisal rights with respect to the matters to be voted on at the Meeting.

What are the solicitation expenses and who pays the cost of this proxy solicitation?

Our Board is asking for your proxy, and we will pay all of the costs of soliciting shareholder proxies. We may use officers and employees of the Company to ask for proxies, as described below.

Is this Proxy Statement the only way that proxies are being solicited?

No. In addition to the solicitation of proxies by use of the mail, if deemed advisable, directors, officers and regular employees of the Company may solicit proxies personally or by telephone or other means of communication, without being paid additional compensation for such services. This proxy solicitation is made by the Board and the cost of this solicitation is being borne by the Company. The Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expense in forwarding the proxy materials to beneficial owners of the Company's Common Stock.

Are there any other matters to be acted upon at the Meeting?

Management does not intend to present any business at the Meeting for a vote other than the matters set forth in the Notice and has no information that others will do so. The proxy also confers on the proxies the discretionary authority to vote with respect to any matter presented at the Meeting for which advance notice was not received by the Company in accordance with our Bylaws. If other matters requiring a vote of the shareholders properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares represented by the proxies held by them in accordance with applicable law and their judgment on such matters.

Where can I find voting results?

The Company intends to publish the voting results in a Current Report on Form 8-K, which it expects to file with the SEC within four business days following the Meeting.

Who can help answer my questions?

The information provided above in this "Question and Answer" format is for your convenience only and is merely a summary of the information contained in this Proxy Statement. We urge you to carefully read this entire Proxy Statement and the documents we refer to in this Proxy Statement. If you have any questions, or need additional material, please write to Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attn: Elizabeth Vandervoort or call (713) 275-8220 and ask for Elizabeth Vandervoort.

ITEM 1. ELECTION OF DIRECTORS

Classification of the Company's Directors

In accordance with the terms of our amended and restated certificate of formation, our current Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms as follows:

- The Class I directors are William D. Ellis, Scott Schaen and Stefanie L. Shelley and their terms will expire at the annual meeting of shareholders to be held in 2018;

- The Class II directors are Stephen Eisenstein, Manuel J. Mehos and Steven D. Lerner, and their terms will expire at the annual meeting of shareholders to be held in 2019; and

- The Class III directors are Alan M. Silberstein, Robert B.B. Smith and Derek L. Weiss, and their terms will expire at the annual meeting of shareholders to be held in 2020.

The director nomination agreement with funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC (the "Sponsor Funds") provides for the rights of the Sponsor Funds to nominate individuals for election to our Board. See "Certain Relationships and Related Person Transactions—Director Nomination Agreement." Mr. Eisenstein was first nominated for election to our Board by funds affiliated with Harvest Partners, LP pursuant to a shareholders agreement which was terminated in connection with our initial public offering in August 2014. During 2016, Mr. Eisenstein was re-elected as a Class II director as the nominee of Harvest Partners, LP pursuant to Harvest Partners, LP's director nomination agreement. During 2017, Mr. Weiss was elected a Class III director pursuant to Friedman Fleischer & Lowe, LLC's director nomination agreement. During 2015, Pine Brook Road Partners, LLC first nominated Mr. Schaen as a Class I director pursuant to Pine Brook Road Partners, LLC's director nomination agreement. Pine Brook Road Partners, LLC has again nominated Mr. Schaen as a Class I director pursuant to such director nomination agreement.

Election Procedures; Term of Office

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor or until his or her earlier resignation or removal. Any additional directorships resulting from an increase in the number of directors will be distributed by the Board among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The Nominating and Corporate Governance Committee has recommended to the independent members of our Board, and the independent members of the Board have approved the nomination of, William D. Ellis, Scott Schaen and Stefanie L. Shelley to fill the Class I director seats and the independent members of the Board recommend these nominees for election by our shareholders as members of the Board. William D. Ellis, Scott Schaen and Stefanie L. Shelley are currently serving as Class I directors. The three Class I nominees, if elected at the Meeting, will serve until the annual meeting of shareholders in 2021.

The three Class I nominees receiving the affirmative vote of the holders of a plurality of the shares of Common Stock represented at the Meeting will be elected. Unless the authority to vote for the election of directors is withheld as to one or more of the nominees, all shares of Common Stock represented by proxy will be voted **FOR** the election of the nominees. If the authority to vote for the election of directors is withheld as to one or more but not all of the nominees, all shares of Common Stock represented by any such proxy will be voted **FOR** the election of the nominee or nominees, as the case may be, as to whom such authority is not withheld.

If a nominee becomes unavailable to serve as a director for any reason before the election, the shares represented by proxy will be voted for such other person, if any, as may be designated by the Board. The Board has no reason to believe that any nominee will be unavailable to serve as a director. All of the nominees have consented to being named herein and to serve if elected.

Any director vacancy occurring after the election may be filled by a majority vote of the remaining directors, even if the remaining directors constitute less than a quorum of the full Board. In accordance with our Bylaws, a director appointed to fill a vacancy will be appointed to serve for the remainder of the term to which the director has been selected and until such director's successor shall have been elected and qualified.

The biography of each of the director nominees, continuing directors and executive officers set forth below contains information regarding the person's service as a director and/or executive officer, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the person should serve as a director.

Nominees for Election

The following table sets forth the name, age, and positions with the Company for each nominee for election as a director of the Company:

Name	Age	Positions with the Company and the Bank
William D. Ellis	56	Class I Director; Vice Chairman of the Board of the Company; Vice Chairman of the Board of the Bank
Scott Schaen	35	Class I Director; Director of the Bank
Stefanie L. Shelley	55	Class I Director; Director of the Bank

William D. Ellis. Mr. Ellis has served as Vice Chairman of the Board since 2015 and currently serves as Vice Chairman of the Board of Directors of the Bank. Mr. Ellis was the founding Chairman and Chief Executive Officer of Patriot Bancshares, Inc. ("Patriot") since its inception in 2005, which was acquired by the Company in October 2015. Prior to his time with Patriot, Mr. Ellis held senior executive positions with several other financial institutions, including as Texas Regional President for Union Planters Bank in Houston and Senior Vice President for BB&T in Washington, D.C. He is a director of Theater Under the Stars and Mission Centers of Houston. Mr. Ellis received his B.S.B.A. from Mississippi College and his M.B.A. from the University of North Alabama. Mr. Ellis's qualifications to serve on our Board include his leadership of Patriot since its inception, his extensive experience in the banking industry, and his long-standing relationships within the business, political and charitable communities.

Scott Schaen. Mr. Schaen has served as a Director of the Company since 2015 and currently serves as a Director of the Bank. Mr. Schaen also serves on the board of Fidelis Insurance Holdings Limited, a specialty insurance and reinsurance provider, as well as Turnbridge Partners, LLC and is a principal on the financial services investment team at Pine Brook Road Partners, LLC. He joined Pine Brook Road Partners, LLC in 2010. Prior to joining Pine Brook Road Partners, LLC, Mr. Schaen was with Lightyear Capital, a middle-market private equity investor in financial services, where he was a senior associate specializing in executing and monitoring investments in the financial services industry. Prior to joining Lightyear Capital in 2006, Mr. Schaen was an investment banking analyst in the Global Power Group at Citigroup. Mr. Schaen holds a B.B.A. from the University of Michigan Business School, now known as the Ross School of Business. Mr. Schaen's qualifications to serve on our Board include his financial services investment and monitoring experience.

Stefanie L. Shelley. Ms. Shelley has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. She served as the Chief Marketing Officer of Broadridge Financial Solutions, Inc., a leading provider of technology, operations and communications solutions to the global financial services industry from 2010 to 2017. Prior to joining Broadridge in 2010, Ms. Shelley was Executive Vice President, Bank Marketing of Capital One Bank from 2007 to 2009. Previously, she held an executive position at Citibank, where she managed the product management and marketing of a $100 billion retail deposit product portfolio. Prior to Citibank, Ms. Shelley was the Chief Marketing Officer for Small Business Banking at JP Morgan Chase. Ms. Shelley holds a B.A. in Economics from Colgate University and an M.B.A. in Marketing from The Wharton School of the University of Pennsylvania. Ms. Shelley's qualifications to serve on our Board include her broad functional background in business strategy, marketing and product management and extensive experience in launching, building and restructuring businesses.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE INDIVIDUALS NOMINATED FOR ELECTION AS DIRECTORS.

CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our Class II and Class III directors whose terms of office do not expire at the Meeting, and the executive officers of the Company who are not also directors:

Name	Age	Positions with the Company and the Bank
Directors:		
Manuel J. Mehos	63	Class II Director; Chairman of the Board and Chief Executive Officer of the Company; Chairman of the Board of the Bank
Stephen Eisenstein	56	Class II Director
Steven D. Lerner	64	Class II Director; Director of the Bank
Alan M. Silberstein	70	Class III Director; Director of the Bank
Robert B.B. Smith	54	Class III Director; Director of the Bank
Derek L. Weiss	30	Class III Director; Director of the Bank
Executive officers who are not also directors:		
Geoffrey D. Greenwade	57	President of the Company; President and Chief Executive Officer of the Bank
Terry S. Earley	59	Executive Vice President and Chief Financial Officer of the Company and the Bank
Donald S. Perschbacher	56	Executive Vice President and Corporate Chief Credit Officer of the Company; Senior Executive Vice President and Corporate Chief Credit Officer of the Bank

The following is a brief discussion of the business and banking background and experience of our continuing directors and executive officers. All officers of the Company are elected annually by the Board and serve at the discretion of the Board.

Manuel J. Mehos. Mr. Mehos is the founder as well as the Chairman of the Board and Chief Executive Officer of the Company. Prior to founding the Company in 2004, Mr. Mehos was the founder, Chairman of the Board and Chief Executive Officer of Coastal Bancorp, Inc. and its banking subsidiary, Coastal Banc, a publicly-traded company that was sold in May 2004 to Hibernia Corporation. Mr. Mehos is a Certified Public Accountant in the State of Texas. He currently serves as a director on the board for Sentinel Trust Company. He has served as a director on the board for Federal Home Loan Bank of Dallas, Texas Finance Commission, Texas Savings & Community Bankers Association and America's Community Bankers. Mr. Mehos received his B.B.A. and M.B.A. from the University of Texas. Mr. Mehos' qualifications to serve on our Board include his extensive experience in overseeing the Company and in the banking industry and his previous experience serving as chairman of the board of a publicly-traded bank holding company.

Stephen Eisenstein. Mr. Eisenstein has served as a Director of the Company since 2010 and serves as Senior Managing Director of Harvest Partners, LP, a New York-based private equity firm. Mr. Eisenstein has over 20 years of private equity experience. Before joining Harvest in 1999, he was a founding Partner at Paribas Principal Partners. Prior to founding Paribas Principal Partners, Mr. Eisenstein was a Managing Director at Banque Paribas, specializing in financing and investing in leveraged buyouts. Before joining Paribas, he worked in corporate finance at Chase Manhattan Bank and in equity research at Paine Webber, Inc. Mr. Eisenstein serves on the boards of Packers Holdings and Encanto Restaurants. He has a B.A. in Economics from Tufts University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Eisenstein's qualifications to serve on our Board include his significant experience overseeing the business of Harvest's numerous portfolio companies, his extensive board experience having previously served on the board of directors of twelve public and private companies and his significant financial, investment and strategic business planning experience.

Steven D. Lerner. Mr. Lerner has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He is President and Chief Executive Officer of TRC Capital Partners, LLC and TRC Ventures, LP, formerly The Redstone Companies, LP. Previously, he served as Executive Vice President and General Counsel of The Redstone Companies, LP, Redstone Group, Ltd. and related entities from 1998. Before that, Mr. Lerner served as a Partner at Schlanger, Silver, Barg & Paine, LLP. He is a member of the State Bar of Texas and Florida Bar. Mr. Lerner received his Doctor of Jurisprudence from the University of Texas Law School. Mr. Lerner's qualifications to serve on our Board include his extensive financial and investment experience, his experience in the development of real estate and his long-standing relationships within the business, political and charitable communities.

Alan M. Silberstein.   Mr. Silberstein has served as a Director of the Company since 2010 and currently serves as a Director of the Bank. He is the current President of Allston Associates, LLC, a management consulting company. Prior to joining Allston Associates in 2004, Mr. Silberstein served as President and Chief Executive Officer of Debt Resolve, Inc. from 2003 to 2004. Previously, he served as Chief Executive Officer of Western Union and Executive Vice President of First Data Corporation, its parent, from 2000 to 2001. Previously, in 1996, he joined Travelers Property Casualty Insurance to serve as Chairman and Chief Executive Officer of Claim Services. Prior to joining Travelers, Mr. Silberstein worked in the banking sector for twenty-two years, holding various executive positions in consumer banking. Mr. Silberstein has been active in numerous banking industry groups and has served as chair of the American Bankers Association Retail Executive Committee, a three-year term on the Federal Reserve Board's Consumer Advisory Council, and on the boards of both the New York Cash Exchange and CIRRUS ATM networks. He currently serves on the board of Global Payments Inc. Mr. Silberstein received his B.S. in engineering from Columbia University and his M.B.A. from the Harvard Business School. Mr. Silberstein's qualifications to serve on our Board include his extensive experience in the banking and financial services industries, his experience serving as a director on the board of a public company and his long-standing relationships within the business, political and charitable communities.

Robert B.B. Smith.   Mr. Smith has served as a Director of the Company since 2006 and currently serves as a Director of the Bank. He serves as Director, Investments at The Friedkin Group, Inc., a holding company providing financial and other services to a group of affiliated companies including Gulf States Toyota Distributors and has been with Friedkin since 1996. Mr. Smith has over 10 years of experience in serving on bank boards, including as a director of Redstone Bank, N.A. Mr. Smith is a member of the Chartered Financial Analyst Institute. He received his B.S. in Astronomy from the University of Texas and his M.B.A. from Texas A&M University. Mr. Smith's qualifications to serve on our Board include his extensive experience in the banking industry, serving as a director on bank boards, his significant financial, investment and strategic business planning experience and his long-standing relationships within the business, political and charitable communities.

Derek L. Weiss. Mr. Weiss has served as a Director of the Company since 2017 and currently serves as a Director of the Bank. He serves as a Director of Friedman Fleischer & Lowe, LLC ("FFL"), a San Francisco-based private equity firm. Before joining FFL in 2011, he worked at William Blair & Company as an investment banking analyst. He graduated *summa cum laude* from Dartmouth College with a B.A. in Economics and Mathematics. Mr. Weiss's qualifications to serve on our Board include his financial services investment and monitoring experience.

Executive Officers of the Company

Geoffrey D. Greenwade.   Mr. Greenwade has served as the President of the Company since 2013, and currently serves as President and Chief Executive Officer of the Bank. From 2008 to 2013, Mr. Greenwade served as Executive Vice President of the Company. Prior to joining the Company in 2008, Mr. Greenwade served as regional Manager of the Business Banking Department and Executive Vice President of the Commercial Banking Department of Wells Fargo. He has also served as Market President, Lending Manager and Commercial Loan Officer of Bank of America. Mr. Greenwade received his M.B.A. from Baylor University and his B.B.A. in Finance from Texas A&M University.

Terry S. Earley.   Mr. Earley has served as Executive Vice President and Chief Financial Officer of the Company since March 27, 2017 and as Executive Vice President and Chief Financial Officer of the Bank since July 19, 2017. From December 2011 to March 2017, Mr. Early served as Executive Vice President and Chief Financial Officer of Yadkin Financial Corporation and its predecessors. Prior to that, Mr. Earley served as President and Chief Executive Officer of Rocky Mountain Bank and Rocky Mountain Capital, located in Jackson, Wyoming, in 2010, and as Chief Financial Officer of Bancorp of the Southeast, LLC, located in Ponte Vedra, Florida, in 2009. Before that, Mr. Earley served as Chief Financial Officer and Chief Operating Officer of RBC Bank (USA), which he joined in 1992. Mr. Earley is a Certified Public Accountant and received his bachelor's degree in business administration with a concentration in accounting from the University of North Carolina at Chapel Hill.

Donald S. Perschbacher.   Mr. Perschbacher has served as Executive Vice President and Corporate Chief Credit Officer of the Company since 2012 and currently serves as Senior Executive Vice President and Corporate Chief Credit Officer of the Bank. Prior to joining the Company in March 2012, Mr. Perschbacher served as Credit Risk Executive for the Asset Recovery Management & Solutions Group of BBVA Compass Bank in Dallas, Texas, where he was responsible for maximizing the recovery and value of impaired assets. Prior to joining BBVA, Mr. Perschbacher served from 2006 to 2009 as Executive Vice President and Chief Credit Officer of Guaranty Bank, a commercial and retail bank with more than 150 banking centers in Texas and California. In that role, Mr. Perschbacher was responsible for the overall asset quality of the bank's lending portfolio. He also served as Senior Vice President and Director of Risk Management (Corporate Banking) of Guaranty Bank from 2001 to 2006. Prior to joining Guaranty Bank, Mr. Perschbacher served as Senior Vice President and Senior Approval Officer for Bank of America's Dallas, Texas operations. Mr. Perschbacher received his B.B.A. in Finance from Texas A&M University.

BOARD AND COMMITTEE MATTERS

Meetings of the Board

The Board held five meetings during 2017 and took certain actions by unanimous written consent. There was no director who attended less than 75% of the aggregate of the (1) total number of meetings of the Board and (2) total number of meetings held by committees on which they served.

Board Composition

Our Board currently has nine (9) members serving on the board. The number of directors may be changed only by resolution of the Board. The Board may increase the number of directors by two and fill these vacancies until the next annual meeting of shareholders. As discussed in greater detail below, the Board has affirmatively determined that seven of our nine current directors qualify as independent directors under the applicable rules of the NASDAQ Global Select Market and the SEC.

Board Leadership Structure

The Board believes that our Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry, and most capable of effectively identifying corporate priorities and leading the discussion and execution of strategic initiatives. Independent directors and management have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside the Company and industry, while our Chief Executive Officer brings company-specific experience and expertise. The Board believes that the combined role of Chairman of the Board and Chief Executive Officer promotes strategic development and execution, and facilitates information sharing between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer is in the best interest of shareholders because it provides the appropriate balance between strategy development and independent oversight of management.

Audit Committee Pre-Approval Policy

The Audit Committee will consider, on a case-by-case basis, and approve, if appropriate, all audit and permissible non-audit services to be provided by our independent registered public accounting firm. Pre-approval of such services is required unless a "*de minimis*" exception is met. To qualify for the "*de minimis*" exception, the aggregate amount of all such services provided to us must constitute not more than five percent of the total amount of revenues paid by us to our independent registered public accounting firm during the fiscal year in which the non-audit services are provided; such services were not recognized by us at the time of the engagement to be non-audit services; and the non-audit services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approval has been delegated by the Committee.

CORPORATE GOVERNANCE

Oversight of Risk Management

The Board is responsible for overseeing management and the business and affairs of the Company, which includes the oversight of risk. In exercising its oversight, the Board has allocated certain areas of focus to its committees and has retained areas of focus for itself. Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The Audit Committee oversees management of financial risks. The Nominating and Corporate Governance Committee manages risks associated with management, including the composition and independence of the Board and succession planning. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. The Board as a whole regularly reviews information regarding the Company's asset quality, securities portfolio, capital, liquidity, interest rate risk and operations, as well as the risks associated with each. Throughout the year, senior management reports to the Board the risks that may be material to the Company. The goal of these processes is to achieve serious and thoughtful Board-level attention to the nature of the material risks faced by the Company and the adequacy of our risk management processes and systems. While the Board recognizes that the risks we face are not static, and that it is not possible to mitigate all risk and uncertainty all of the time, the Board believes that our approach provides the Board with the proper foundation and oversight perspective with respect to management for the Company.

Committees of the Board

Our Board has established the following committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our Audit Committee consists of Steven D. Lerner, Stefanie L. Shelley and Alan M. Silberstein, with Steven D. Lerner serving as chair. Our Audit Committee has responsibility for, among other things:

- selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

- evaluating the qualifications, performance and independence of our independent registered public accounting firm;

- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

- reviewing the adequacy and effectiveness of our internal control policies and procedures;

- discussing the scope and results of the audit with our independent registered public accounting firm and reviewing with management and our independent registered public accounting firm our interim and year-end operating results; and

- preparing the audit committee report required by the SEC to be included in our annual proxy statement.

Rule 10A-3 promulgated by the SEC under the Exchange Act and applicable NASDAQ Global Select Market rules require our audit committee to be composed entirely of independent directors. Our Board has affirmatively determined that each of the members of our audit committee meet the definition of "independent directors" under the rules of the NASDAQ Global Select Market and for purposes of serving on an audit committee under applicable SEC rules. Our Board also has determined that Steven D. Lerner qualifies as an "audit committee financial expert" as defined by the SEC.

Our Board has adopted a written charter for our Audit Committee, which is available on our investor relations website at *http://investors.greenbank.com/.* The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Audit Committee held fifteen meetings during 2017.

Compensation Committee

Our Compensation Committee consists of Stephen Eisenstein, Scott Schaen, Alan M. Silberstein and Derek L. Weiss, with Alan M. Silberstein serving as chair. The Compensation Committee is responsible for, among other things:

- reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements;

- reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

- evaluating the compensation of our directors;

- reviewing and discussing annually with management our executive compensation disclosure required by SEC rules;

- preparing the Compensation Committee report required by the SEC to be included in our annual proxy statement; and

- administrating, reviewing and making recommendations with respect to our equity compensation plans.

Our Board has evaluated the independence of the members of our Compensation Committee and has determined that each of the members of our Compensation Committee is an "independent director" under the NASDAQ Global Select Market standards. The members of the Compensation Committee also satisfy the independence requirements and additional independence criteria under Rule 10C-1 under the Exchange Act, qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "outside directors" within the meaning of Section 162(m) of the Code.

Our Board has adopted a written charter for our Compensation Committee, which is available on our investor relations website at *http://investors.greenbank.com/*. The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Compensation Committee held eight meetings during 2017.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Stephen Eisenstein, Scott Schaen, Steven D. Lerner and Derek L. Weiss, with Steven D. Lerner serving as chair. The Nominating and Corporate Governance Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board;

- reviewing periodically the corporate governance principles adopted by our Board and developing and recommending governance principles applicable to our Board;

- overseeing the evaluation of our Board; and

- recommending members for each board committee of our Board.

Our Board has evaluated the independence of the members of our Nominating and Corporate Governance Committee and has determined that each of the members of our Nominating and Corporate Governance Committee is "independent" under the NASDAQ Global Select Market standards.

Our Board has adopted a written charter for our Nominating and Corporate Governance Committee, which is available on our investor relations website at *http://investors.greenbank.com/*. The charter may be accessed by selecting "Corporate Governance" from the left-hand menu. The Nominating and Corporate Governance Committee held one meeting during 2017.

Director Nominations

The Nominating and Corporate Governance Committee considers nominees to serve as directors of the Company and recommends such persons to the Board. The Nominating and Corporate Governance Committee also considers director candidates recommended by shareholders who appear to be qualified to serve on our Board and meet the criteria for nominees considered by the committee. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board. In order to avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below in the section titled "Procedures to be Followed by Shareholders."

Criteria for Director Nominees.

The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board. In addition to reviewing the background and qualifications of the individuals considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board. The Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity; however, the Board and Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints.

The Nominating and Corporate Governance Committee may weigh the foregoing criteria differently in different situations, depending on the composition of the Board at the time. The Nominating and Corporate Governance Committee will strive to maintain at least one director who meets the definition of "audit committee financial expert" under the regulations of the SEC.

In addition, prior to nominating an existing director for re-election to the Board, the Nominating and Corporate Governance Committee considers and reviews an existing director's Board and committee attendance and performance; length of board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Process for Identifying and Evaluating Director Nominees.

Pursuant to the Nominating and Corporate Governance Committee Charter as approved by the Board, the Nominating and Corporate Governance Committee is responsible for the process relating to director nominations, including identifying, recruiting, interviewing and selecting individuals who may be nominated for election to the Board.

The process that the Nominating and Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board is set forth below.

Identification. For purposes of identifying nominees for the Board, the Nominating and Corporate Governance Committee will rely on personal contacts of the members of the Board as well as their knowledge of members of the Bank's local communities. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders in accordance with the policy and procedures set forth below in the section titled "Procedures to be Followed by Shareholders." The Nominating and Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

Evaluation. In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board by evaluating the candidate under the selection criteria set forth above. In addition, for any new director nominee, the Nominating and Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Procedures to be Followed by Shareholders.

Any shareholder of the Company may recommend to the Nominating and Corporate Governance Committee one or more persons as a nominee for election as a director of the Company at an annual meeting of shareholders if the shareholder complies with the prior notice and information provisions contained in our Bylaws. A notice of a shareholder to make a nomination of a person for election as a director of the Company must be made in writing and received by the Corporate Secretary of the Company at our main office (i) in the event of an annual meeting of shareholders, not more than one hundred twenty (120) days and not less than ninety (90) days in advance of the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is called on a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; or (ii) in the event of a special meeting of shareholders, such notice shall be received by the Corporate Secretary not later than the close of business on the tenth (10th) day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper form such notice by a shareholder must set forth the following information:

(i)   as to each person whom the shareholder proposes to nominate for election as director,

     a.   the name, age, business address and residence address of the proposed nominee for director;

     b.   the principal occupation and employment of the proposed nominee for director;

     c.   (1) the class or series and number of all shares of stock of the Company which are owned beneficially or of record by the proposed nominee for director and any affiliates or associates of the proposed nominee for director, (2) the name of each nominee holder of shares of all stock of the Company owned beneficially but not of record by the proposed nominee for director or any affiliates or associates of the proposed nominee for director, and the number of such shares of stock of the Company held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, with respect to stock of the Company and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Company) has been made by or on behalf of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, or to increase or decrease the voting power or pecuniary or economic interest of the proposed nominee for director, or any affiliates or associates of the proposed nominee for director, with respect to stock of the Company;

     d.   a written representation and agreement that the proposed nominee for director (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the proposed nominee for director, if elected as a director of the Company, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Company that has not been disclosed to the Company in such representation and agreement and (3) in the proposed nominee for director's individual capacity, would be in compliance, if elected as a director of the Company, and will comply with, all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Company; and

     e.   any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

(ii)   as to the shareholder giving the notice, and the beneficial owner, if any, on whose behalf the nomination is being made,

a. the name and record address of the shareholder giving the notice and the name and principal place of business of such beneficial owner;

b. (1) the class or series and number of all shares of stock of the Company which are owned beneficially or of record by such shareholder and any affiliates or associates of such shareholder, (2) the name of each nominee holder of shares of the Company owned beneficially but not of record by such shareholder or any affiliates or associates of such shareholder, and the number of shares of stock of the Company held by each such nominee holder, (3) whether and the extent to which any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction has been entered into by or on behalf of such shareholder, or any affiliates or associates of such shareholder, with respect to stock of the Company and (4) whether and the extent to which any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock of the Company) has been made by or on behalf of such shareholder, or any affiliates or associates of such shareholder, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such shareholder, or any affiliates or associates of such shareholder, or to increase or decrease the voting power or pecuniary or economic interest of such shareholder, or any affiliates or associates of such shareholder, with respect to stock of the Company;

c. a description of (1) all agreements, arrangements, or understandings (whether written or oral) between such shareholder, or any affiliates or associates of such shareholder, and any proposed nominee, or any affiliates or associates of such proposed nominee, (2) all agreements, arrangements, or understandings (whether written or oral) between such shareholder, or any affiliates or associates of such shareholder, and any other person or persons (including their names) pursuant to which the nomination(s) are being made by such shareholder, or otherwise relating to the Company or their ownership of capital stock of the Company, and (3) any material interest of such shareholder, or any affiliates or associates of such shareholder, in such nomination, including any anticipated benefit therefrom to such shareholder, or any affiliates or associates of such shareholder;

d. a representation that the shareholder giving notice intends to appear in person or by proxy at the annual meeting or special meeting to nominate the persons named in its notice; and

e. any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, any proposed nominee for director shall furnish such other information as the Company may reasonably require, including such information as may be necessary or appropriate in determining the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

At the meeting of shareholders, if the Chairman of the meeting determines that a nomination was not made in accordance with these requirements, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

If the Nominating and Corporate Governance Committee receives a director nomination from a shareholder or group of shareholders who (individually or in the aggregate) beneficially owned greater than 5% of the Company's outstanding Common Stock for at least one year as of the date of such recommendation, the Company, as required by applicable securities law, will identify the candidate and shareholder or group of shareholders recommending the candidate and will disclose in its proxy statement whether the Nominating and Corporate Governance Committee chose to nominate the candidate, as well as certain other information.

Shareholder Communications with Directors

The Board will give appropriate attention to written communications received from shareholders, and will respond if and as appropriate. Shareholders or other interested parties can contact any director or committee of the Board by writing to them in care of Corporate Secretary, Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098. Comments or complaints relating to our accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee. Other concerns will generally be referred to the Nominating and Corporate Governance Committee.

Director Attendance at Annual Meeting

The Board encourages directors to attend the annual meeting of shareholders. The Meeting will be the Company's fourth annual meeting of shareholders since its initial public offering. Eight of the Company's directors attended the Company's 2017 annual meeting of shareholders held on May 24, 2017.

Code of Ethics

Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including the Company's Chairman of the Board and Chief Executive Officer and senior financial officers. The full text of our Code of Business Conduct and Ethics is available on our investor relations website at *http:// investors.greenbank.com/.* The Code of Business Conduct and Ethics may be accessed by selecting "Corporate Governance" from the left-hand menu.

Director Independence

During the review by our Board of director independence, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates, including those reported under "Certain Relationships and Related Person Transactions" below. The Board also considered whether there were any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent.

Based on information provided by each director concerning his or her background, employment and affiliations, our Board affirmatively determined that Stephen Eisenstein, Steven D. Lerner, Scott Schaen, Stefanie L. Shelley, Alan M. Silberstein, Robert B.B. Smith and Derek L. Weiss do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Global Select Market.

Fees and Services of Independent Registered Public Accounting Firm

The following table sets forth the fees billed to us for the fiscal years ending December 31, 2017 and 2016 by Deloitte & Touche LLP:

	2017	2016
Audit fees[1]	$ 853,625	$ 803,486
Audit-related fees	—	—
Tax fees[2]	332,304	78,970

[1] Includes fees billed for professional services rendered in connection with the audit and quarterly reviews of the Company's consolidated financial statements, assistance with securities filings other than periodic reports and the audit of internal control over financial reporting.

[2] Consists of fees billed for professional services rendered in connection with preparation of federal and state income tax and franchise tax returns, and tax strategy and consultation. A total of $256,889 of such fees in 2017 were in connection with the IRS audit of the Patriot Bancshares, Inc. consolidated tax returns for the periods ended December 31, 2013, December 31, 2014 and October 1, 2015.

DIRECTOR COMPENSATION

The following table sets forth the compensation paid to each non-employee director who served on our Board in 2017. Messrs. Eisenstein, Schaen and Weiss did not receive any compensation for their services as directors in fiscal year 2017. We also reimburse all directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of our Board or any committees of the Board.

Name	Fees Earned or Paid in Cash	Option Awards[1]	Total
Steven D. Lerner	$ 50,000	— $	50,000
Stefanie L. Shelley	40,000	—	40,000
Alan M. Silberstein	50,000	—	50,000
Robert B.B. Smith	40,000	—	40,000
Stephen Eisenstein	—	—	—
Scott Schaen	—	—	—
Derek L. Weiss	—	—	—

[1] No options were granted to directors during the fiscal year ended December 31, 2017. As of December 31, 2017, each of Ms. Shelley and Messrs. Lerner, Silberstein and Smith held options granted under our 2010 Option Plan to acquire 30,000 shares of our common stock, of which 6,084 were vested and 23,916 were unvested. As of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring")), 76% of the unvested options were "performance options" and 24% of such options were "super performance options." Following the Restructuring (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring"), none of the performance options described in the foregoing sentence remained outstanding. None of the terms of the super performance options were changed in connection with the Restructuring, such super performance options will vest, if at all, upon satisfaction of the performance criteria described below in "Narrative Discussion of Outstanding Equity Awards Table-2010 Option Plan." As of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, each of Ms. Shelley and Messrs. Lerner, Silberstein and Smith held 5,664 unvested options under our 2010 Option Plan, all of which are super performance options, as well as the 6,084 vested options. In addition, as of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, each of Ms. Shelley and Messrs. Lerner, Silberstein and Smith held 11,505 time-based restricted stock units or "RSUs" under our 2014 Plan, vesting in equal installments on each of January 23, 2020, 2021, 2022 and 2023, (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring").

Each of Messrs. Lerner, Silberstein and Smith and Ms. Shelley received an annual retainer of $40,000 in respect of service during the year ended December 31, 2017. Messrs. Lerner and Silberstein each received an additional annual fee of $10,000 as compensation for service as chairman of the Audit and Compensation Committees, respectively. Employee directors and directors nominated for election to our Board by the Sponsor Funds receive no compensation for their services on our Board, any committees of the Board or the board of directors or any committees of the Bank.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table for 2017

      We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the Jumpstart Our Business Startups Act (JOBS Act). The table below sets forth the annual compensation earned during the years indicated by our Chief Executive Officer and our next two most highly compensated executive officers, or our named executive officers.

Name and Principal Position	Year	Salary	Bonus[2]	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation[4]	All Other Compensation	Total
Manuel J. Mehos *Chairman of the Board & Chief Executive Officer of the Company*	2017	$ 375,000	$ —	$ —	$ 839,494[3]	$ 286,875	$ 22,398[7]	$ 1,523,767
	2016	375,000	98,438	—	—	26,550	21,539	521,527
Geoffrey D. Greenwade *President of the Company & the Bank; Chief Executive Officer of the Bank*	2017	413,000	—	193,000[5]	599,642[3]	315,945	38,837[8]	1,560,424
	2016	413,000	108,413	—	—	29,240	37,588	588,241
Terry S. Earley[1] *Executive Vice President & Chief Financial Officer of the Company and the Bank*	2017	230,769	—	173,000[6]	463,730[6]	180,952	34,288[9]	1,082,739
	2016	—	—	—	—	—	—	—

[1]   Mr. Earley's employment with us began on March 27, 2017. His annual base salary as of December 31, 2017 was $300,000.

[2]   Represents discretionary bonuses earned pursuant to our Executive Incentive Program, as described in greater detail below in "—Narrative Discussion of Summary Compensation Table—Executive Incentive Program."

[3]   Amount represents the incremental fair value, computed as of December 27, 2017 (the modification date), in accordance with FASB ASC Topic 718, with respect to "performance options" under the 2010 Option Plan that received accelerated vesting on such date in connection with the Restructuring (as described further in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Option Plan Restructuring"). The assumptions we used in determining the incremental fair value as of the modification date of these awards are described in Note 14, "Employee Benefits" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017.

[4]   Represents amounts earned pursuant to our Executive Incentive Program based on achievement of performance targets, as described in greater detail below in "—Narrative Discussion of Summary Compensation Table— Executive Incentive Program."

[5]   On May 23, 2017, Mr. Greenwade was granted an award of 10,000 restricted stock units under the 2014 Plan, vesting in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date, subject to continued employment through the vesting date. Amount represents the aggregate grant date fair value of equity awards granted in 2017 computed in accordance with FASB ASC Topic 718. The assumptions we used in determining the grant date fair value of these awards are described in Note 14, "Employee Benefits" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017.

(6) On April 4, 2017, Mr. Earley was granted (i) an award of 10,000 restricted stock units under the 2014 Plan, vesting in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date, and (ii) an award of 70,000 options under the 2014 Plan, vesting in equal installments on each of the second, third and fourth anniversaries of their grant date,, in each case, subject to continued employment through the vesting date. Amount represents the aggregate grant date fair value of equity awards granted in 2017 computed in accordance with FASB ASC Topic 718. The assumptions we used in determining the grant date fair value of these awards are described in Note 14, "Employee Benefits" to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017.

(7) Amount represents $1,188 of life insurance premiums; $16,200 of 401(k) company contributions; and $5,010 of club membership fees.

(8) Amount represents $774 of life insurance premiums; $16,200 of 401(k) company contributions; $7,463 of club membership fees; and $14,400 auto allowance.

(9) Amount represents $581 of life insurance premiums; $9,000 of 401(k) company contributions; and $24,707 in travel and housing expenses.

Narrative Discussion of Summary Compensation Table

General

We have compensated our named executive officers through a mix of base salary, equity incentives, cash incentive bonuses and other benefits, including, to a limited extent, perquisites. We have established our existing executive compensation philosophy and practices to fit our historical status as a privately held corporation. We believe the current mix of these compensation elements and the amounts of each element provide our named executive officers with compensation that is reasonable, competitive within our markets, appropriately reflects our performance, reflects each named executive officer's particular contributions to that performance and takes into account applicable regulatory guidelines and requirements. Each of our named executive officers is also an officer of the Bank and has substantial responsibilities in connection with the day-to-day operations of the Bank. As a result, each named executive officer devotes a substantial majority of his business time to the operations of the Bank, and the compensation he receives is paid largely to compensate that named executive officer for his services to the Bank.

Base Salary

The base salaries of our named executive officers have been historically reviewed and set annually by our Compensation Committee as part of our performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for our named executive officers, our Compensation Committee has relied on external market data obtained from outside sources. In addition to considering the information obtained from such sources, the Compensation Committee has considered:

- each named executive officer's scope of responsibility;

- each named executive officer's years of experience;

- the types and amount of the elements of compensation to be paid to each named executive officer;

- our financial performance and performance with respect to other aspects of our operations, such as our growth, asset quality, profitability and other matters, including the status of our relationship with the banking regulatory agencies; and

- each named executive officer's individual performance and contributions to our performance, including leadership, team work and community service.

Executive Incentive Program

In 2017, each of our named executive officers participated in the Executive Incentive Program (the "EIP"), which provided for the payment of annual cash bonuses based on the achievement of certain measurable targets relating to profitability and franchise value, as well as at the discretionary determination of our Compensation Committee. The "profitability" component was comprised of metrics relating to net income, non-interest expense to average assets ratio and total non-interest income. The "franchise value" component was comprised of metrics relating to deposit growth, demand deposit account growth, loan growth and classified assets to regulatory capital ratio. The EIP established a threshold, budget and stretch objective for each measureable target and the terms of the plan provided that 30% to 50% of each component award would be earned when the performance threshold is met, 80% of the component award would be earned when the budgeted objective is achieved and 120% of the component award would be earned when the stretch objective is achieved. The EIP provided that any performance results between the performance threshold and the stretch objective will be interpolated on a linear basis. The total amounts earned for the year ended December 31, 2017, for each of Messrs. Mehos, Greenwade and Earley were $286,875, $315,945 and $180,952, respectively (with Mr. Earley's reflecting pro-ration based on his start date).

Equity Incentive Plans

All of our named executive officers participate in one or more of our equity incentive plans, as described in greater detail below in "-Narrative Discussion of Outstanding Equity Awards Table." In 2017, we granted the following equity incentive awards under the 2014 Plan to our named executive officers: (i) to Mr. Greenwade, 10,000 time-based restricted stock units, or "RSUs," vesting [in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date, subject to continued employment through the vesting date]; and (ii) to Mr. Earley, (A) 10,000 time-based RSUs, vesting in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date, and (B) 70,000 options, at an exercise price of $17.30, vesting in equal installments on each of the second, third and fourth anniversaries of their grant date.

In addition, during the period beginning on December 27, 2017 and ending on January 23, 2018, the Compensation Committee restructured all of the outstanding "performance options" under the 2010 Option Plan, including the awards held by Messrs. Mehos and Greenwade, as described in greater detail below in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring."

Employment Agreements

Each of our named executive officers has entered into an employment agreement which provides that the named executive officer will be paid an annual base salary, which will be reviewed annually and may be increased from time to time in the sole discretion of our Compensation Committee.

The employment agreement for Mr. Mehos provides that upon a termination of Mr. Mehos' employment without "cause" or for "good reason" (each as defined in Mr. Mehos' employment agreement) and subject to Mr. Mehos' execution and non-revocation of a general release of claims in favor of us and continued compliance with his restrictive covenants, Mr. Mehos will be entitled to 12 months of base salary continuation. The employment agreement for Mr. Mehos also contains 12-month post-termination non-solicitation and non-interference covenants.

The employment agreement for Mr. Greenwade provides that, upon an involuntary termination of Mr. Greenwade's employment without "cause," for "good reason" (each as defined in Mr. Greenwade's employment agreement) or due to our material breach of the employment agreement, subject to Mr. Greenwade's execution and non-revocation of a general release of claims in favor of us and continued compliance with his restrictive covenants, Mr. Greenwade will be entitled to base salary continuation for 24 months. Notwithstanding the above, the employment agreement also provides that upon any such involuntary termination of Mr. Greenwade's employment following the earlier to occur of (A) vesting of 2/3 of his "performance options" (discussed in "—Narrative Discussion of Outstanding Equity Awards Table—2010 Option Plan" below) and (B) a "Sale of the Company" (as defined in the 2010 Option Plan), the salary continuation period will not exceed 12 months. The employment agreement for Mr. Greenwade also contains post-termination non-solicitation and non-interference covenants for the greater of 12 months post-termination and the salary continuation severance period.

The employment agreement for Mr. Earley provides for an initial two-year term beginning on April 11, 2017, which automatically extends for an additional year on April 11, 2019 and on each subsequent April 11 thereafter, unless otherwise terminated. Upon a termination of employment for any reason other than by the Company for "cause" or by Mr. Earley without "good reason" (each as defined in Mr. Earley's employment agreement), Mr. Earley will be entitled to base salary continuation for the remainder of the term. In addition, upon a "change in control" (as defined in the 2014 Plan), Mr. Earley is entitled to receive a cash bonus from the Executive Incentive Plan equal to the sum of (x) Mr. Earley's target bonus under the Executive Incentive Plan for the prior calendar year pro-rated for the calendar year in which the change in control occurs through the change in control date, and (y) Mr. Earley's target bonus under the Executive Incentive Plan for the prior calendar year pro-rated for the remainder of the term based on the expiration date of the term as in effect on such change in control date, to be paid in lump-sum upon the consummation of the change in control. During his employment and for twelve months after Mr. Earley receives the last payment of base salary, Mr. Earley is subject to employee non-solicitation and no-hire covenants, a customer non-solicitation covenant, and a no-interference covenant with employees, contractors, suppliers and customers. Mr. Earley is also subject to customary confidentiality and non-disparagement covenants.

Change in Control Severance Plan

Messrs. Mehos and Greenwade are participants in our Change in Control Severance Plan (the "CIC Plan"), which was adopted on June 3, 2014, for the purpose of retaining employees, maintaining a stable work environment and providing economic security in the event of a termination of employment following a change in control.

The CIC Plan generally provides that, if a termination of a named executive officer's employment, other than for death, disability or "cause," or by the executive for "good reason" (each as defined in the applicable executive's employment agreement), occurs during the period commencing on a change in control (or, if earlier, the execution of an acquisition agreement contemplating a change in control) and ending 18 months following such change in control, subject to the named executive officer's execution and non-revocation of a separation agreement and release of all claims in favor of us, the named executive officer will be entitled to severance payments equal to two and one-half times (2.5x) the sum of the named executive officer's annual base salary, the named executive officer's target bonus and our annual contribution to the cost of medical, dental and vision coverage for the named executive officer and his dependents. The named executive officer will also be entitled to a pro-rata bonus and up to $25,000 of outplacement services. Any severance payments under the CIC Plan will be offset by any severance payments made to our named executive officers under their employment agreements. The CIC Plan also contains a 12-month non-solicitation covenant. In the event any payments or benefits received by a named executive officer in connection with a change in control would not be deductible by us under Section 280G of the Code, the amount of such payments and benefits provided would be reduced, but only to the extent such reduction would result in a greater after-tax benefit to the named executive officer.

Benefits and Perquisites

Our named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with a 401(k) plan to assist our employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of our employee benefit plans is to help attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

401(k) Plan—Our 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2017, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We match 100% of an employee's annual contribution to the 401(k) Plan up to a total of 6% per annum of the employee's eligible salary. We make our matching contributions in cash and that contribution is invested according to the employee's current investment allocation. In 2017, we made contributions to our named executive officers' accounts in varying amounts, depending on the contributions made by the named executive officers.

Perquisites—We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by the Company's named executive officers in 2017 and 2016 included automobile allowances, club memberships, and travel and housing reimbursements.

Outstanding Equity Awards at Fiscal Year-End for 2017

The following table sets forth information relating to the unexercised options and unvested restricted stock units held by the named executive officers as of December 31, 2017.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable[2]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[3]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested[4] (#)	Market Value of Shares or Units of Stock that have not Vested[5] ($)
Manuel J. Mehos	169,196	—	365,949	$ 8.17	6/30/2020	7,500	$ 152,250
Geoffrey D. Greenwade	60,000	—	—	10.00	4/14/2018	10,000	203,000
	12,500	—	—	10.00	12/5/2018	10,000	203,000
	15,000	—	—	8.25	2/1/2020		
	140,027	—	261,392	8.17	6/30/2020		
Terry S. Earley	—	70,000	—	17.30	4/4/2027	10,000	203,000

[1] Represents, as of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring")), the number of fully-vested options held by Messrs. Mehos and Greenwade under the 2010 Option Plan (as well as 87,500 fully-vested options held by Mr. Greenwade under the 2006 Plan). These numbers remained unchanged as of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring.

[2] Represents, as of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring), the number of time-based vesting options under the 2014 Plan, which generally vest in equal installments on each of the second, third and fourth anniversaries of their grant date. As of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, Mr. Mehos held 69,753 time-based options under the 2010 Option Plan, and Mr. Greenwade held 49,824 time-based options under the 2010 Option Plan, in each case, vesting in equal installments on each of January 23, 2019 and 2020 (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring").

[3] Represents, as of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring), the number of "performance options" and "super performance options" outstanding under the 2010 Option Plan. Following the Restructuring (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring"), none of these performance options remained outstanding. The terms of these super performance options were unchanged by the Restructuring, and such super performance options vest, if at all, upon satisfaction of the applicable performance criteria described below in "-Narrative Discussion of Outstanding Equity Ward Table-2010 Option Plan." As of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, Mr. Mehos held 106,084 unvested super performance options, and Mr. Greenwade continued to hold 75,774 unvested super performance options, in each case on the same terms as prior to the Restructuring, and neither held any unvested performance options (as described in further detail in "-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring").

(4) Represents, as of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring), the number of time-based RSUs under the 2014 Plan, which generally vest in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date. As of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, Mr. Mehos held 66,983 time-based RSUs under the 2014 Plan, and Mr. Greenwade held 62,488 time-based RSUs under the 2014 Option Plan, in each case, vesting in equal installments on each of the second, third, fourth and fifth anniversaries of their grant date. In addition, as of January 23, 2018, after giving effect to the January 23, 2018 resolutions under the Restructuring, Messrs. Mehos and Greenwade also held 103,451 and 73,893 performance-based vesting RSUs under the 2014 Plan, respectively, which vest, if at all, upon satisfaction of the applicable performance criteria described below in "-Narrative Discussion of Outstanding Equity Award Table-2010 Performance Option Restructuring".

(5) Amounts reflect the value of the time-based RSUs outstanding as of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring), each with respect to one share of our common stock.

Narrative Discussion of Outstanding Equity Awards Table

General

As of December 31, 2017, (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring) each of our named executive officers held outstanding restricted stock units ("RSUs") under the 2014 Omnibus Equity Incentive Plan (the "2014 Plan"), and held options under, with respect to Messrs. Mehos and Greenwade, the 2010 Stock Option Plan (the "2010 Option Plan"), and with respect to Mr. Earley, the 2014 Plan. In addition, Mr. Greenwade also held options under the 2006 Stock Option Plan (the "2006 Option Plan").

2010 Option Plan

General. In 2010, we adopted the 2010 Option Plan to advance the interests of us and our affiliates by providing for the grant of nonqualified stock options to purchase shares of our common stock. As of December 31, 2017 (after giving effect to the December 27, 2017 amendments, but prior to the January 23, 2018 resolutions, under the Restructuring), options to purchase 1,668,131 shares of our common stock under the 2010 Option Plan were outstanding. We have entered into option agreements with each participant under our 2010 Option Plan, including Messrs. Mehos and Greenwade, providing for the grant of time-based options, "performance options" and "super performance options," the material terms of each are described in greater detail below. The 2010 Option Plan is frozen as to new participants, and no further options will be granted under the 2010 Option Plan. In addition, over the period beginning on December 27, 2017 and ending on January 23, 2018, the Compensation Committee restructured all of the outstanding "performance options" under the 2010 Option Plan, including the awards held by Messrs. Mehos and Greenwade, as described in further detail in "-2010 Performance Option Restructuring" below.

Time-Based Options. The time-based options vest in equal annual installments on each of the first four anniversaries of the grant date, and with respect to the time-based options held by Messrs. Mehos and Greenwade as of December 31, 2017, were fully vested on June 30, 2014.

Performance Options - Prior to Restructuring. Prior to the completion of the Restructuring, the following material terms applied for "performance options." The performance options will generally vest upon a "sale of the Company" (as defined in the option agreement) or a "calculation event" (generally defined as any period in which the shares of our common stock are publicly traded on a national securities exchange or automated quotation system and have a minimum public float of at least $75 million for any consecutive 90 day trading period) that occurs prior to a sale of the Company as follows: (i) one-third of the performance options will vest if the "investor return" (as defined in the option agreements) of the Sponsor Funds exceeds 1.75x as of the date of any such sale of the Company or calculation event (each, a "liquidity event"), (ii) one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.00x as of the date of such liquidity event, and (iii) the remaining one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.50x as of the date of such liquidity event; provided that, to the extent the applicable liquidity event occurs after June 30, 2015, the performance options will only vest if one of the following additional performance hurdles are also satisfied: either (x) our return on average equity from and after June 30, 2010 until the date of the applicable liquidity event exceeds 11% (compounded annually), or (y) the internal rate of return of the Sponsor Funds from and after June 30, 2010, with respect to their investment in our shares as of the date of the applicable liquidity event exceeds 15%.

Super Performance Options. The "super performance" options will vest in full upon a liquidity event in which the investor return of the Sponsor Funds exceeds 3.25x as of the date of such liquidity event. As of December 31, 2017, none of the super performance options held by our named executive officers had vested.

Termination of Employment. Except as otherwise provided in an applicable award agreement, upon a termination of a participant's employment, such participant's stock options (vested and unvested) will generally cease to be exercisable and will terminate, except that (i) upon a termination of employment other than for "cause," death or "disability" (each as defined in the 2010 Option Plan), the participant will have 90 days post-termination to exercise any options which were vested as of the date of termination and (ii) upon a termination of employment for death or disability, the participant will have 12 months post-termination to exercise any stock options which were vested as of the date of termination. In addition, upon the exercise of any options following the participant's termination of employment, the Company has a repurchase right over such shares at fair market value.

Change of Control. Except as otherwise provided in an applicable award agreement, upon a "change of control" (as defined in the 2010 Option Plan) in which there is an acquiring or surviving entity, the Compensation Committee may generally provide for the continuation, assumption or substitution of all or some of the outstanding stock options. In the event of a change of control in which there is no assumption, continuation or substitution of some or all outstanding stock options, the Compensation Committee will either preserve the intrinsic value of the stock options, accelerate time-based stock options, accelerate delivery of shares of common stock issuable under such stock options or cancel any stock options in exchange for a cash payment equal to the excess, if any, of the fair market value of our shares of common stock over the exercise price of such stock options.

2010 Performance Option Restructuring

Beginning December 29, 2017 and ending on January 23, 2018, our Compensation Committee restructured all outstanding "performance options" under the 2010 Option Plan, including those held by Messrs. Mehos and Greenwade, in order to more appropriately align the incentives of the grantees with the success of the Company (the "Restructuring"). The material terms of the Restructuring, which varied based on a participant's status as an executive officer, employee or non-employee director, are described in greater detail below. The terms of the time-based options and the super performance options under the 2010 Option Plan remained unchanged in the Restructuring.

On December 29, 2017, the Compensation Committee accelerated the vesting of a portion of the performance options under the 2010 Option Plan held by each of our executives (including Messrs. Mehos and Greenwade) and employees, with the amount of such accelerated portion varying based on participant's status as an executive officer or employee. Non-employee directors did not receive accelerated vesting of their performance options. Accelerated vesting was applied to a total of 256,242 shares underlying the 2010 performance options.

On January 23, 2018, the Compensation Committee approved the second phase of the Restructuring, consisting of one or more of the following items depending on participant's status as an executive officer, employee or non-employee director: (i) amendment of a portion of the remaining outstanding performance options into time-based options; (ii) grant of time-based RSUs under the 2014 Plan; and/or (iii) grant of performance-based RSUs under the 2014 Plan. In addition, executive officers (including Messrs. Mehos and Greenwade) received a "restructuring adjustment" in the form of an increase in the total fair market value of their performance options (determine based on the volume-weighted average price per share for the prior consecutive 90 trading day period as of December 18, 2017), reflected pro-rata across the components of the restructuring. Finally, all remaining performance options under the 2010 Option Plan (after giving effect to the December 29, 2017 vesting acceleration and January 23, 2018 vesting amendment into time-based vesting) were cancelled. For a summary the equity holdings of our named executive officers, directors, and certain other individuals and groups as indicated, under the 2014 Plan, please see "Item 3-Proposal to Approve an Amendment to the 2014 Omnibus Equity Incentive Plan-New Plan Benefits."

The time-based RSUs granted under the 2014 Plan in connection with the Restructuring (including those granted to Messrs. Mehos and Greenwade) generally vest on the same terms and conditions as the other time-based RSUs under the 2014 Plan, which are described below under "-2014 Plan," including upon a termination of employment or a change in control.

The performance-based RSUs granted under the 2014 Plan in connection with the Restructuring (including those granted to Messrs. Mehos and Greenwade) will conditionally vest based on the Company's total shareholder return (calculated as described below) for the performance period from January 1, 2018 through December 31, 2020 (the "Performance Period"), expressed as a percentile rank versus the total shareholder return of the predetermined peer group attached as an exhibit to the award agreements for each PSU (the Company's "Relative TSR"). The Company's total shareholder return for the performance period is calculated as a fraction (expressed as a percentage), the numerator of which is equal to the sum of (A) the volume-weighted average price per Share for the prior consecutive 30 trading day period (the "30 Day VWAP") determined on the last trading day of the Performance Period minus the Company's 30 Day VWAP determined on the first trading day of the Performance Period, plus (B) the aggregate dividends paid in respect of one Share during the Performance Period, and the denominator of which is the Company's 30 Day VWAP determined on the first trading day of the Performance Period. The Company's total shareholder return and its Relative TSR will be determined by the Board as soon as practicable following December 31, 2020 (such date, the "Determination Date"). Any performance-based RSUs that do not conditionally vest at such time will be forfeited. The performance RSUs that become conditionally vested will become fully vest as follows: 50% will be fully vested as of the Determination Date, and 25% will become fully vested on each of December 1, 2021 and 2022. Upon a termination of employment (other than in connection with a change in control as described in the following paragraph) (i) if prior to the Determination Date, the performance-based RSUs shall terminate, and (ii) if after the Determination Date, if without "cause" or for "good reason" (each as defined in the applicable award agreement), the conditionally vested performance-based RSUs shall become vested pro rata, according to such participant's length of service over the term of the award.

Upon a "change in control" (as defined in the 2014 Plan), the performance-based RSUs will be treated as follows: (i) all unvested performance-based RSUs will become conditionally vested, if not already so conditionally vested, regardless of performance metrics, and (ii) all conditionally vested RSUs (including pursuant to the foregoing clause (i)) shall vest in full and settle on the earlier of (x) the six-month anniversary of such change in control (subject to the participant's continued employment) and (y) the participant's termination without cause or by the participant for good reason.

2014 Plan

In 2014, our Board and shareholders adopted and approved our 2014 Plan. The purpose of our 2014 Plan is to enable us to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers and to align their financial interests with those of our shareholders. As of December 31, 2017 (after giving effect to the December 27, 2017 resolutions, but prior to the January 23, 2018 resolutions, under the Restructuring), our named executive officers held the following number of RSUs: Mr. Mehos, 7,500; Mr. Greenwade, 20,000; and Mr. Earley, 10,000.

The RSU agreements grant our named executive officers the right to receive a designated number of shares of our common stock upon vesting of the award. The RSUs vest one-fourth on the second, third, fourth and fifth anniversaries of the date of grant, subject to the named executive officer's continued employment through such dates.

The RSU agreements also provide that, upon a termination of the named executive officer's employment without "cause" (as defined in the 2014 Plan) or by the named executive officer for "good reason" (as defined in the named executive officer's employment agreement), the RSUs granted to such named executive officer shall become vested pro rata, according to such named executive officer's length of service over the term of the award.

Unless otherwise provided in an award agreement (or unless as otherwise provided in a written agreement between us and a participant), in the event that a "change in control" (as defined in the 2014 Plan) occurs and awards under the 2014 Plan continue or are assumed or substituted by any successor and a participant's employment is terminated without cause or, if the participant has a written agreement providing for good reason severance protections, for good reason, on or after the effective date of the change in control but prior to 12 months following the change in control or awards under the 2014 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level.

2006 Option Plan and SAR Plan

The Company also sponsors the 2006 Option Plan and the Stock Appreciation Rights Plan (the "SAR Plan"), each of which is frozen as to new participants. As of December 31, 2017, there were 87,500 options issued and outstanding under the 2006 Option Plan, and 63,000 awards issued and outstanding under the SAR Plan. Mr. Greenwade currently holds 87,500 options under the 2006 Option Plan. Upon a termination of Mr. Greenwade's employment (i) due to death, "disability" or "retirement" (each as defined in the 2006 Option Plan), Mr. Greenwade may continue to exercise his options (which are fully vested) for 12 months following such termination, and (ii) due to any other reason, Mr. Greenwade may continue to exercise his options for three months following such termination, but in each case, in no event following the option expiration date.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation Committee. During the year ended December 31, 2017, we had a Compensation Committee, on which Messrs. Stephen Eisenstein, Scott Schaen, Alan M. Silberstein and Derek L. Weiss served as members, and none of them was or had ever been an officer or employee of the Company. On May 24, 2017, Derek L. Weiss was elected a Class III director and replaced Cas A. Schneller on the Compensation Committee.


COMPENSATION COMMITTEE REPORT


This report of the Compensation Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Alan M. Silberstein (Chairman)
Stephen Eisenstein
Scott Schaen
Derek L. Weiss

AUDIT COMMITTEE REPORT

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act or the Exchange Act that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report of the Audit Committee shall not be deemed to be incorporated by reference into any such filing.

In accordance with its written charter adopted by the Company's Board, the Company's Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. The Board has determined that each Audit Committee member is independent in accordance with the listing standards of the NASDAQ Global Select Market and in Section 10A of the Exchange Act and that Steven D. Lerner has the requisite attributes of an "audit committee financial expert" as defined by the rules and regulations of the SEC.

The Audit Committee reviewed and discussed the Company's audited consolidated financial statements with management, which has primary responsibility for the financial statements, and with the Company's independent registered public accounting firm, Deloitte & Touche LLP, which is responsible for expressing an opinion on whether such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The Audit Committee met regularly with Deloitte & Touche LLP and the Company's internal auditors, with and without management present, to discuss the results of their audits, management's assessment of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also reviewed Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in Annual Report on Form 10-K related to its audits of the Company's consolidated financial statements.

The Audit Committee discussed with Deloitte & Touche LLP the matters that are required to be discussed by PCAOB Auditing Standard No. 16 (*Communications with Audit Committees*), as adopted by the Public Company Accounting Oversight Board. The Audit Committee also discussed with internal audit and management any significant matters as a result of the internal audit work.

The Audit Committee has received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence. The Audit Committee has concluded that Deloitte & Touche LLP did not provide any prohibited non-audit services to the Company and its affiliates, which is compatible with maintaining Deloitte & Touche LLP's independence.

Based on the above-mentioned review and discussions with management and Deloitte & Touche LLP, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for filing with the SEC. The Audit Committee also recommended the reappointment, subject to shareholder ratification, of Deloitte & Touche LLP and the Board concurred in such recommendation.

The Audit Committee

Steven D. Lerner (Chairman)
Stefanie L. Shelley
Alan M. Silberstein

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

General

Some of our officers, directors and principal shareholders and their affiliates are customers of us. Such officers, directors and principal shareholders and their affiliates have had transactions in the ordinary course of business with us, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with persons unaffiliated with us, and did not involve more than the normal risk of collectability or other unfavorable features. We expect to continue to have such transactions on similar terms and conditions with such officers, directors and shareholders and their affiliates in the future.

In addition to the above-described relationships and the director and executive officer compensation arrangements discussed above under "Executive Compensation and Other Matters," the following is a description of transactions since the beginning of our last fiscal year, which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Director Nomination Agreement

In connection with our initial public offering in August of 2014 we entered into a director nomination agreement with each of the Sponsor Funds that provides for the rights of the Sponsor Funds to nominate individuals for election to our Board. The Sponsor Funds will have the right to nominate individuals for election to our Board at each meeting of shareholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our shareholders for election as directors the number of individuals designated by the Sponsor Funds as follows:

- so long as funds affiliated with Friedman Fleischer & Lowe, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class III director by Friedman Fleischer & Lowe, LLC.

- so long as funds affiliated with Harvest Partners, LP collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class II director by Harvest Partners, LP; and

- so long as funds affiliated with Pine Brook Road Partners, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of common stock held by such funds immediately prior to the consummation of our initial public offering or (B) 4.9% of the shares of common stock and other securities of the Company entitled to vote together with the common stock as a single class on all matters with respect to which the common stock is entitled to vote, one individual nominated as a Class I director by Pine Brook Road Partners, LLC.

In addition, each of the Sponsor Funds will have the right to designate a non-voting observer to attend any meetings of our Board (or committees thereof) and of the Board of the Bank (or committees thereof), until such time as such Sponsor Fund ceases to own at least 3% of our outstanding common stock, subject to the right of the chairperson of such meeting to cause any non-voting observer to leave the meeting.

Review and Approval of Transactions with Related Persons

Transactions by us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). See our Annual Report in Form 10-K "Item 1. Business— Regulation and Supervision—Limits on Transactions with Affiliates and Insiders." We have adopted policies to comply with these regulatory requirements and restrictions. In addition, each of the Sponsor Funds provided a set of passivity commitments to the Federal Reserve in connection with their initial investments in us. These passivity commitments include, among other things, limitations on the ability of the Sponsor Funds to conduct transactions with us or our affiliates. These passivity commitments also include the agreement of each of the Sponsor Funds not to, without the prior approval of the Federal Reserve, among other things, exercise or attempt to exercise a controlling influence over our management or policies, have or seek to have more than one representative serve on our Board or permit any representative to serve as the Chairman of our Board or any committee thereof. Each of the Sponsor Funds has also agreed not to permit any representative to serve on our audit committee.

We have adopted a related person transaction policy in order to comply with all applicable requirements of the SEC and the NASDAQ Global Select Market concerning related party transactions. Related party transactions will be referred for approval or ratification to our audit committee. In determining whether to approve a related party transaction, our audit committee will consider, among other factors, the related party's relationship to the Company, the nature of the proposed transaction, the nature of the related party's direct or indirect interest in the transaction, and the related party's relationship to or ownership interest in any other party to, or which has an interest in the transaction. A copy of this policy and our audit committee charter are available on our investor relations website at *http://investors.greenbank.com/*.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY MANAGEMENT OF THE COMPANY AND PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 30, 2018, subject to certain assumptions set forth in the footnotes for:

- each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

- each of our current directors;

- each of our named executive officers; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days or subject to restricted stock units that will settle within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under "Executive Officers and Directors" is c/o Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

As of March 30, 2018, 37,412,718 shares of our common stock were outstanding.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Executive Officers and Directors:		
Manuel J. Mehos[1]	562,396	1.50%
Geoffrey D. Greenwade[2]	305,133	*
Terry S. Earley	15,000	*
Stephen Eisenstein[3]	4,005,895	10.76%
William D. Ellis	242,797	*
Steven D. Lerner[4]	19,494	*
Scott Schaen[5]	123	*
Stefanie L. Shelley[6]	10,207	*
Alan M. Silberstein[7]	22,932	*
Robert B.B. Smith[8]	9,206	*
Derek L. Weiss[9]	123	*
All Executive Officers and Directors as a group (12 persons)	5,263,298	13.98%
5% Shareholders:		
Investment funds affiliated with Friedman Fleischer & Lowe, LLC[10]	4,005,898	10.76%
Investment funds affiliated with Harvest Partners, LP[3]	4,005,895	10.76%
Investment funds affiliated with Pine Brook Road Partners, LLC[11]	4,005,897	10.76%

*   Amount represents less than 1% of outstanding common stock.

[1]   Includes stock options to purchase 169,196 shares.

[2]   Includes stock options to purchase 187,527 shares.

(3) Consists of 3,968,984 shares of common stock held by Harvest Partners V, L.P. ("HP V") and 36,911 shares of common stock held by Harvest Strategic Associates V, L.P. ("HSA V") (collectively, the "Harvest Funds"). Harvest Associates V, L.P. is the general partner of HP V. Harvest Associates V, L.L.C. is the general partner of Harvest Associates V, L.P. and HSA V. Harvest Partners, LP provides management services for HP V and HSA V. ISTM Associates, L.L.C. ("ISTM") is the managing member of Harvest Associates V, L.L.C. and HP Holding, L.L.C. ("HP Holding") is the general partner of Harvest Partners, LP. ISTM has four members who may be deemed to share beneficial ownership of the shares of our common stock owned by HP V and HSA V. The four members are Stephen Eisenstein, who is a member of our Board and a Partner of Harvest Partners, LP, Ira Kleinman, Thomas Arenz and Michael DeFlorio. Each of Messrs. Eisenstein, Kleinman, Arenz and DeFlorio disclaims beneficial ownership of the shares of common stock owned by HP V and HSA V. HP Holding has five members who may be deemed to share beneficial ownership of the share of our common stock owned by HP V and HSA V. The five members are Messrs. Eisenstein, Kleinman, Arnez, DeFlorio and Jay Wilkins, all partners of Harvest Partners, L.P. The address of each of the entities and persons identified in this note is c/o Harvest Partners, LP, 280 Park Avenue, 25th Floor, New York, NY, 10017.

(4) Includes stock options to purchase 6,084 shares.

(5) Consists of director qualifying shares related to Mr. Schaen's service as a director of the Bank.

(6) Includes stock options to purchase 6,084 shares.

(7) Includes stock options to purchase 6,084 shares.

(8) Includes stock options to purchase 6,084 shares.

(9) Consists of director qualifying shares related to Mr. Weiss's service as a director of the Bank.

(10) Consists of 2,351,751 shares of common stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,558,468 shares of common stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 49,819 shares of common stock held by FFL Individual Partners III, L.P. and 45,860 shares of common stock held by FFL Executive Partners III, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner. Friedman Fleischer & Lowe GP III, LLC is controlled by Tully M. Friedman and Spencer C. Fleischer, its two managing members. Accordingly, Friedman Fleischer & Lowe GP III, L.P., Friedman Fleischer & Lowe GP III, LLC and Messrs. Friedman, Fleischer and Masto (the "FFL Related Parties") may be deemed to beneficially own the shares owned by the FFL Funds. Each FFL Related Party expressly disclaims beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such FFL Related Party does not have a pecuniary interest. Investment, disposition and voting decisions with respect to shares held by each of the FFL Funds are made by an investment committee of certain limited partners of Friedman Fleischer & Lowe GP III, L.P., currently consisting of seven individuals (the "Investment Committee"), including Tully Friedman, Spencer Fleischer, Chris Harris, Greg Long, Rajat Duggal, Aaron Money, and Cas Schneller. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such members do not have a pecuniary interest. The address of each of the entities and persons identified in this note is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Ste. 2200, San Francisco, CA 94111.

(11) Consists of 3,214,028 shares of common stock held by Pine Brook Capital Partners, L.P., 567,405 shares of common stock held by Pine Brook Capital Partners (SSP), L.P., and 224,464 shares of common stock held by Green PB-4, LLC (collectively, the "Pine Brook Funds"). Pine Brook Capital Partners (Cayman), L.P. is the sole member of Green PB-4 LLC. Pine Brook Road Associates, L.P. is the general partner of Pine Brook Capital Partners, L.P., Pine Brook Capital Partners (SSP), L.P. and Pine Brook Capital Partners (Cayman), L.P. PBRA, LLC controls Pine Brook Road Associates, L.P. in its capacity as General Partner. Howard Newman is the sole member of PBRA LLC, and has investment and voting control over the shares held or controlled by the Pine Brook Funds. Howard Newman, PBRA, L.L.C., Pine Brook Associates, L.P., and Pine Brook Capital Partners, L.P. each disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 16a-1(a)(4) under the Exchange Act, the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities by any reporting person for purposes of Section 16 or for any other purpose. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd street, 50th Floor, New York, NY 10165.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the outstanding Common Stock to file reports of ownership and changes in ownership of Common Stock and other equity securities of the Company with the SEC. Such persons are required by the SEC's regulations to furnish us with copies of all Section 16 forms they file.

Based solely on our review of the copies of such reports furnished to us and representations from certain reporting persons that they have complied with the applicable filing requirements, we believe that during the year ended December 31, 2017, all Section 16(a) reporting requirements applicable to its officers, directors and greater than 10% shareholders were complied with.

ITEM 2.
PROPOSAL TO RATIFY APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pursuant to the recommendation of the Audit Committee, the Board has appointed Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018. Deloitte & Touche LLP has served as our independent registered public accounting firm continuously since 2009.

At the Meeting, the shareholders will be asked to consider and act upon a proposal to ratify the appointment of Deloitte & Touche LLP. The ratification of such appointment will require the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote and present in person or represented by proxy at the Meeting. Representatives of Deloitte & Touche LLP will be present at the Meeting, will be given an opportunity to make a statement (if they desire to do so) and will be available to respond to appropriate questions.

Shareholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the 2018 fiscal year is not required by our Bylaws, state law or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to our shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP. Even if the selection of Deloitte & Touche LLP is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the 2018 fiscal year if it determines that such a change would be in the best interests of us and our shareholders.

THE BOARD RECOMMENDS A VOTE *FOR* THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

ITEM 3.
PROPOSAL TO APPROVE AN AMENDMENT TO THE 2014 OMNIBUS EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER BY 650,000 SHARES

Background

 The following information relates to the recommendation of the Board of Directors (the "Board") that the shareholders of the Company approve the amendment to the 2014 Omnibus Equity Incentive Plan (the "2014 Plan") to increase the number of shares authorized for issuance under the 2014 Plan by 650,000, bringing the total number of shares authorized for issuance under the 2014 Plan since its adoption to 1,923,838 and the total number of shares available for future grants under the 2014 Plan to 652,527 (the "Plan Amendment"). The Company is seeking shareholder approval so that it may continue granting awards under the 2014 Plan in order to provide additional incentives to selected employees, directors, officers and consultants, strengthen commitment, motivate the diligent performance of responsibilities and attract and retain competent and dedicated persons whose efforts should result in our long-term growth and profitability.

 The 2014 Plan was adopted by our Board on July 18, 2014, and became effective upon our initial public offering. As described in further detail in "Executive Compensation and Other Matters-Narrative Discussion of Outstanding Equity Awards Table-2010 Performance Option Restructuring," during the period from December 29, 2017 through January 23, 2018, our Compensation Committee restructured all outstanding "performance options" under the 2010 Option Plan in order to more appropriately align the incentives of the grantees with the success of the Company. As a part of this restructuring, 587,640 outstanding performance options under the 2010 Option Plan were cancelled and new grants of time-based and performance-based restricted stock units or "RSUs" were granted under the 2014 Plan. As of March 30, 2018, 2,527 shares were available for future grant under the 2014 Plan. Subject to shareholder approval of the Plan Amendment, we plan to register the additional 650,000 shares reserved under the 2014 Plan on a Registration Statement on Form S-8.

 The Board believes that it is in the Company's best interest that the 2014 Plan be amended to increase the number of authorized shares available for issuance under the 2014 Plan. We are submitting this proposal to increase the number of shares available for issuance under the 2014 Plan to our stockholders to allow the Company to continue to use the 2014 Plan to offer key personnel of the Company and its subsidiaries with stock ownership opportunities in the Company and thus to further align the interests of such persons with those of stockholders. The material terms of the 2014 Plan are described below in this proposal. If our shareholders do not approve this proposal, the 2014 Plan will remain in effect under its current terms (*i.e.*, without the increased number of shares available for grant).

 The following description of the 2014 Plan is qualified in its entirety by the complete text of the 2014 Plan, which is filed as Exhibit 10.2e to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and the Plan Amendment, which is included in this Proxy Statement as Appendix A.

Summary of the Proposal to Increase the Shares Available for Issuance

 On April 3, 2018, our Board approved an amendment to the 2014 Plan, subject to shareholder approval at the Annual Meeting to increase the number of shares reserved for issuance under the 2014 Plan by 650,000 shares. We are seeking shareholder approval of this amendment. Our Compensation Committee determined the number of shares by which to increase the number available for issuance under the 2014 Plan based on projected equity awards to anticipated new recruits and projected annual equity awards to existing employees, consultants and non-employee directors.

 We believe the ability to grant competitive equity awards is an important tool for the attracting and retaining employees and non-employee directors with exceptional qualifications, encouraging them to focus on critical long-range objectives of the Company while linking their interests directly to the interest of the Company's shareholders through ownership in shares of the Company's common stock. If we are unable to offer competitive equity packages to retain and hire employees and directors, this could significantly hamper our plans for growth and adversely affect our ability to operate our business. In addition, if we are unable to grant competitive equity awards, we may be required to offer additional cash-based incentives to replace equity as a means of competing for talent. In evaluating whether to adopt the Plan Amendment, our Board considered the dilutive effect of equity awards, including the Company's equity overhang and annual share usage.

Share Information, Dilution and Historical Share Usage

As of March 30, 2018, the 2014 Plan had 1,143,186 shares subject to currently outstanding equity awards, which included 428,167 time-based options, 507,160 restricted stock units and 207,859 performance-based restricted stock units, representing approximately 3.1% of our issued and outstanding shares, and 2,527 shares available for future grant under the 2014 Plan. We have traditionally granted the type of incentive and equity compensation available under the 2014 Plan to a broad base of participants, including employees as well as officers and non-employee directors. As of March 30, 2018, approximately 159 individuals were eligible to receive awards under the 2014 Plan and approximately 79 participants held outstanding equity awards under the 2014 Plan.

In evaluating whether to amend the 2014 Plan and determining the number of shares to request for approval, the Board considered, among other factors, the dilution and existing terms of outstanding awards under the 2014 Plan and the Company's historical gross burn rate (the number of incentive awards granted during a period in proportion to the Company's outstanding shares)

Subject to shareholder approval of the Plan Amendment, a total of 652,527 shares will be available for issuance under future grants under the 2014 Plan, which represents approximately 1.8% of our issued and outstanding shares. The Board believes that this number of shares constitutes reasonable potential equity dilution.   The new shares available under the 2014 Plan would represent an additional potential equity dilution of approximately 1.7%. The current potential equity dilution for all existing equity plans is approximately 5.1%. Including the proposed additional shares under the Plan Amendment, the potential equity dilution from all equity incentive awards outstanding and available for grant under all of our existing equity plans would result in a maximum potential equity dilution of approximately 6.8%. The Company's gross burn rate for the 2017 fiscal year was 0.4% and the three-year average gross burn rate for fiscal 2015 through 2017 was 0.6%.

The Board determined, in light of these factors among others. that it was appropriate to amend the 2014 Plan to increase the share reserve by 650,000 shares.

Summary of 2014 Plan

The material terms and provisions of the 2014 Plan, including the proposed amendment contained in this Item No. 3, are summarized below. This description does not purport to be complete, and is qualified in its entirety by reference to the Plan Amendment, a copy of which is attached as Appendix A to this Proxy Statement, and the 2014 Plan that was filed as Exhibit 10.2e to our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Authorized Shares

The 2014 Plan initially reserved 1,273,838 shares of our common stock for issuance under our 2014 Plan, of which 2,527 remain available for issuance. If the proposed amendments are approved by the shareholders, an additional 650,000 shares will be available for issuance, making the total available for issuance 652,527 shares plus any shares that are returned to the 2014 Plan on the cancellation or forfeiture of any currently outstanding awards prior to vesting.

If any shares of our common stock subject to an award under the 2014 Plan are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the applicable participant, or if an award is paid or settled in cash, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2014 Plan. The maximum aggregate number of shares of our common stock subject to awards that may be granted during any fiscal year to any individual who is likely to be a "covered employee" (within the meaning of Section 162(m) of the Code) is 250,000.

As of March 29, 2018, the per share closing price of the Company's common stock on the Nasdaq Global Select Market was $22.25. Based on that value, the 652,527 shares of our common stock that would be available for grants under the 2014 Plan (assuming approval of this Item No. 3 to amend the plan by the shareholders) would have had a total value of $14,518,726.

Eligibility for Participation

Our 2014 Plan permits the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our and any of our subsidiaries' employees, and the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of equity-based awards to our and any of our affiliates' (or, if necessary to avoid the imposition of additional taxes under Section 409A of the Code, our subsidiaries') employees, directors, consultants and independent contractors.

Administration

In general, our 2014 Plan will be administered by the compensation committee. Subject to the terms of our 2014 Plan, the committee (or its designee) may select, from those eligible participants, the persons who will receive awards, the types of awards to be granted, the purchase price (if any) to be paid for shares covered by the awards, and the vesting (including acceleration of vesting), forfeiture, cancellation and other terms and conditions of the awards, and will have the authority to make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the ability to construe and interpret the terms and provisions of the 2014 Plan (and any award agreement relating thereto).

Awards to Participants

The 2014 Plan permits the grants of the following types of awards: restricted stock units, stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, performance units/performance shares and other share-based awards and cash awards.

Restricted Stock Units—The terms and conditions of any restricted stock unit awards granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. Under a restricted stock unit award, we grant the right to receive shares of our common stock to the recipient of the award, at the expiration of the restricted period subject to vesting conditions and transfer restrictions that lapse over time or upon achievement of performance conditions. The compensation committee will determine the vesting schedule and performance objectives, if any, applicable to each restricted stock unit award. Subject to the provisions of the 2014 Plan and the applicable award agreement, the compensation committee has the sole discretion to provide for the lapse of restrictions or the acceleration or waiver of restrictions (in whole or part) under certain circumstances including, without limitation, the attainment of certain performance goals, a participant's termination of employment or service or a participant's death or disability. The rights of a participant with respect to his or her awards of restricted stock will be determined by the compensation committee and will be set forth in the participant's award agreement.

Stock Options—We may issue non-qualified stock options and "incentive stock options" or "ISOs" (within the meaning of Section 422 of the Code) under the 2014 Plan. The terms and conditions of any options granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. The exercise price of any option granted under our 2014 Plan must be at least equal to the fair market value of our common stock on the date the option is granted (110% of fair market value in the case of ISOs granted to ten percent stockholders). The maximum term of an option granted under our 2014 Plan is ten years. Subject to our 2014 Plan, the compensation committee will determine the vesting and other terms and conditions of options granted under our 2014 Plan and the compensation committee will have the authority to accelerate the vesting of any option in its sole discretion. Unless the applicable option award agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than for cause, disability or death, such optionee's options, to the extent exercisable at the time of such termination, will generally remain exercisable until 90 days after such termination and then expire. Unless the applicable option agreement provides otherwise, in the event of an optionee's termination of employment or service due to disability or death, such optionee's options, to the extent exercisable at the time of such termination, will generally remain exercisable until one year after such termination and will then expire. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding options will expire at the commencement of business on the date of such termination. In no event, however, may an option be exercised after the expiration of its term.

Stock Appreciation Rights—The terms and conditions of any stock appreciation rights, or SARs, granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. A SAR allows the recipient to receive payment, in cash and/or shares of our common stock, in an amount equal to the appreciation in the fair market value of our common stock between the date the stock appreciation right is granted and the date it is exercised. SARs may be granted under the 2014 Plan either alone or in conjunction with all or part of any option granted under the 2014 Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the compensation committee (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the 2014 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of such all or part of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over the exercise price of the related option. In the event of a participant's termination of employment or service, SARs will generally be exercisable at such times and subject to terms and conditions applicable to options granted under the 2014 Plan. The maximum term of a SAR granted under our 2014 Plan is ten years.

Restricted Stock—The terms and conditions of any restricted stock awards granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. Under a restricted stock award, we issue shares of our common stock to the recipient of the award, subject to vesting conditions and transfer restrictions that lapse over time or upon achievement of performance conditions. The compensation committee will determine the vesting schedule and performance objectives, if any, applicable to each restricted stock award. Subject to the provisions of the 2014 Plan and the applicable award agreement, the compensation committee has the sole discretion to provide for the lapse of restrictions or the acceleration or waiver of restrictions (in whole or part) under certain circumstances including, without limitation, the attainment of certain performance goals, a participant's termination of employment or service or a participant's death or disability. Unless the compensation committee determines otherwise, the recipient may vote and receive dividends on shares of restricted stock issued under our 2014 Plan. The rights of a participant with respect to his or her shares of restricted stock will be determined by the compensation committee and will be set forth in the participant's award agreement.

Performance Units/Performance Shares—Performance units and performance shares are awards that are payable in cash or shares of our common stock upon the achievement of specific performance goals established in advance by our compensation committee. A performance share is an award that has an initial value equal to one share of our common stock. A performance unit is an award that has an initial value equal to a specified dollar amount. The value of a performance share or performance unit at the end of the applicable performance period will depend on whether and the extent to which the specified performance goals are achieved.

Other Share-Based Awards and Cash Awards—Our compensation committee may make other forms of equity-based awards under our 2014 Plan, including, for example, stock bonus awards and dividend equivalent awards. The terms and conditions of any such awards granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. In addition, our 2014 Plan authorizes us to make annual and other cash incentive awards based on achieving performance goals that are pre-established by our compensation committee. The maximum cash incentive award that any "covered employee" (within the meaning of Section 162(m) of the Code) may receive in respect of any annual performance period is $1,500,000 and for any other performance period, such amount multiplied by a fraction, the numerator of which is the number of months in the performance period and the denominator of which is twelve (12).

Performance Goals

The 2014 Plan provides that the compensation committee may grant awards of restricted stock, performance units, performance shares and other stock-based awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code. In light of the recent repeal of the "performance-based compensation" exception of Section 162(m) of the Code, it is not expected that the compensation committee will grant any such awards.

Award Agreements

Awards granted under the 2014 Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant's employment, as determined by the compensation committee in accordance with the 2014 Plan.

Transferability of Awards

In general, awards made under our 2014 Plan may not be transferred or assigned, except as may be permitted by our compensation committee. An option or stock appreciation right granted under our 2014 Plan may be exercised only by the recipient during his or her lifetime, except as may be permitted by our compensation committee.

Capital Changes

In the event of certain changes in our capitalization, such as a reorganization, stock split, merger or similar change in our corporate structure or the number of outstanding shares of our common stock, our compensation committee will make appropriate adjustments to the aggregate and individual share limits and to the number, kind, class and/or exercise price under outstanding awards in order to prevent undue diminution or enlargement of the benefits or potential benefits available under our 2014 Plan. The compensation committee may also provide, in its sole discretion, for the cancellation of any outstanding award in exchange for a payment in cash or other property having an aggregate fair market value of the shares of common stock covered by such award, reduced by the aggregate exercise price or purchase price thereof, if any.

Change in Control

Unless otherwise determined by the compensation committee and evidenced in an award agreement (or unless as otherwise provided in a written agreement between us and a participant), in the event that a "change in control" (as defined in the 2014 Plan) occurs and (i) awards under the 2014 Plan continue or are assumed or substituted by any successor and a participant's employment is terminated without "cause" (as defined in the 2014 Plan) or, if the participant has a written agreement providing for "good reason" severance protections, for "good reason", on or after the effective date of the change in control but prior to 12 months following the change in control or (ii) awards under the 2014 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level.

Amendment and Termination

Our Board has the authority to amend or terminate our 2014 Plan, provided such action does not adversely affect then outstanding awards. Amendments to our 2014 Plan will be subject to stockholder approval if such approval is necessary in order to satisfy applicable legal or stock exchange listing requirements. Unless sooner terminated, our 2014 Plan will automatically terminate in 2024, on the tenth anniversary of its effective date.

Clawback

Notwithstanding any provision in the 2014 Plan, any award which is subject to recovery under any law, governmental regulation or stock exchange listing requirement (or any policy of the company pursuant to any such regulation or requirement), will be subject to such deductions or clawbacks as may be required.

New Plan Benefits

Awards under the 2014 Plan will be made by the Administrator in its discretion, and depend on a number of factors. As a result, the future awards and benefits that will be awarded under the 2014 Plan to our executive officers, directors and other service providers are discretionary and are not determinable at this time. However, the table below shows the aggregate number of awards under the 2014 Plan granted from the period beginning on January 1, 2017, through March 30, 2018 (including giving effect to the Restructuring as discussed in further detail in "Narrative Discussion of Outstanding Equity Awards - 2010 Option Plan - 2010 Performance Option Restructuring"), to our named executive officers, directors and other individuals and groups indicated.

Name and Principal Position	Dollar Value ($)[1]	Number of Securities Underlying Time-Based Restricted Stock (#)[2]	Number of Securities Underlying Performance-Based Restricted Stock (#)[3]	Number of Securities Underlying Options (#)[4]
Manuel J. Mehos *Chairman of the Board & Chief Executive Officer of the Company*	$ 3,625,282	59,483	103,451	—
Geoffrey D. Greenwade *President of the Company & the Bank; Chief Executive Officer of the Bank*	2,811,977	52,488	73,893	—
Terry S. Earley[6] *Executive Vice President & Chief Financial Officer*	1,780,000	10,000	—	70,000
All current executive officers as a group (4 persons)	9,145,729	146,094	194,950	70,000
All current directors who are not executive officers as a group (4 persons)	1,023,945	46,020	—	—
All employees, including all current Bank officers who are not executive officers, as a group (49 persons)	4,565,811	180,296	12,909	12,000

[1] Represents the dollar values of securities underlying time-based restricted stock units, performance-based restricted stock units at target and options granted during fiscal year 2017 and during the period from January 1, 2018 through March 30, 2018, under the 2014 Plan.

[2] Represents time-based RUSs granted during fiscal year 2017 and during the period from January 1, 2018 through March 30, 2018 (including the time-based RSUs granted on January 23, 2018, in connection with the Restructuring (discussed in "Narrative Discussion of Outstanding Equity Awards - 2010 Option Plan - 2010 Performance Option Restructuring") and ordinary course RSUs granted in 2018).

[3] Represents the performance-based RSUs granted on January 23, 2018, in connection with the Restructuring.

[4] Represents time-based options granted during fiscal year 2017 (no time-based options were granted during the period from January 1, 2018 through March 30, 2018).

Equity Compensation Plan Information

The following table provides information about shares of our Common Stock that may be issued upon the exercise of options or the vesting of restricted stock units under all of our existing equity compensation plans as of December 31, 2017, and after giving effect to the Restructuring, as of March 30, 2018.

As of December 31, 2017

Plan Category	Number of Securities to be Issued Upon Exercise or Vesting of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders	710,418[1]	12.70[2]	522,795[3]
Equity Compensation Plans Not Approved by Shareholders	1,668,131[4]	8.49[5]	—

[1] Consists of 515,668 outstanding options and 194,750 restricted stock units under the 2014 Plan and the 2006 Plan.

[2] Weighted average exercise price of outstanding options under the 2014 Plan and 2006 Plan.

[3] Consists of shares available for future grant under the 2014 Plan. All other plans are frozen as to new participants.

[4] Consists of 367,213 outstanding time-based options and 1,300,918 performance-based options under the 2010 Plan.

[5] Weighted average exercise price of outstanding options under the 2010 Plan.

As of March 30, 2018

Plan Category	Number of Securities to be Issued Upon Exercise or Vesting of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders	1,190,686[1]	17.56[2]	2,527[3]
Equity Compensation Plans Not Approved by Shareholders	694,796[4]	8.49[5]	—

[1] Consists of 475,667 outstanding options, 507,160 time-based restricted stock units, 207,859 performance-based restricted stock units under the 2014 Plan and the 2006 Plan.

[2] Weighted average exercise price of outstanding options under the 2014 Plan and 2006 Plan.

[3] Consists of shares available for future grant under the 2014 Plan. All other plans are frozen as to new participants.

[4] Consists of 145,091 outstanding time-based options and 549,705 performance-based options under the 2010 Plan.

[5] Weighted average exercise price of outstanding options under the 2010 Plan.

Certain Federal Income Tax Consequences.

The following discussion addresses only the general United States Federal income tax consequences relating to participation under the 2014 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change. Further, the summary below does not address the impact of state and local taxes, or the federal alternative minimum tax and is not intended as tax advice to participants under the 2014 Plan.

Non-Qualified Stock Options

An optionee generally will not recognize taxable income at the time of grant of a non-qualified stock option, and will not be entitled to a tax deduction at that time. Rather, at the time of exercise of such non-qualified stock option, the optionee will generally recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price for those shares, and we generally will be entitled to a corresponding tax deduction at such time. If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive Stock Option

In general, no taxable income is realized by a participant upon the grant of an ISO, and we will not be entitled to a tax deduction at that time. The exercise of an ISO will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of us or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled). The amount by which the fair market value of the common stock on the exercise date of an ISO exceeds the purchase price is generally included in calculating the participant's "alternative minimum taxable income" for the tax year in which the ISO is exercised unless the participant disposes of the shares in the year of exercise. If the participant does not dispose of the shares acquired upon the exercise of an ISO within the two-year period after the date of grant or within one year after the receipt of such shares by the participant, then, generally upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to such participant as capital gain and we will not be entitled to a corresponding tax deduction.. The participant will generally recognize a capital loss to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares, and we will be entitled to a corresponding tax deduction. Any amount realized in excess of the fair market value of the shares at the time of exercise will be capital gain. If the amount realized is less than the exercise price, the participant will not recognize ordinary income, and the participant will generally recognize a capital loss equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Restricted Stock Units

A participant who has been granted a restricted stock unit award will not realize taxable income at the time of grant and we will not be entitled to a tax deduction at that time. The participant will generally have compensation income at the time of settlement equal to the amount of cash received and the then fair market value of the distributed shares, and will have a tax basis in the shares equal to the amount of compensation income recognized. We will then be entitled to a corresponding tax deduction.

Stock Appreciation Right

A participant who is granted a stock appreciation right will not recognize ordinary income upon the grant of the share appreciation right, and we will not be entitled to a tax deduction at that time. Upon the exercise of the stock appreciation right, to the value of any cash received and the fair market value of any shares received will be taxable to the participant as ordinary income, and we will be entitled to a corresponding tax deduction. The participant's tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock and Performance Shares

A participant generally will not be taxed upon the grant of restricted stock or performance shares, and we will not be entitled to a tax deduction at that time, assuming that the shares are not transferable and that the restrictions create a substantial risk of forfeiture for federal income tax purposes (within the meaning of the Code). A participant will recognize ordinary income in an amount equal to the fair market value of the shares at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture, and we generally will be entitled to a corresponding deduction at the time. A participant's tax basis in the shares will equal their fair market value at the time the restrictions lapse, the participant's holding period for capital gains purposes will begin at that time, and any gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, and we will be entitled to a corresponding tax deduction. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted or performance shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time. If a participant makes this election, we will be entitled to a corresponding tax deduction in the year of grant.

Other Awards

With respect to other awards under the 2014 Plan, generally when the participant receives payment with respect to an award, the amount of cash and fair market value of any other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction in the same amount.

THE BOARD RECOMMENDS A VOTE *FOR* APPROVAL OF AN AMENDMENT TO THE 2014 OMNIBUS EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER BY 650,000 SHARES

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS
FOR 2019 ANNUAL MEETING

In order for shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act to be presented at our 2019 Annual Meeting of Shareholders and included in the our proxy statement and form of proxy relating to such meeting, such proposals must be submitted to the Secretary of the Company at our principal executive offices no later than December 24, 2018. Shareholder proposals should be submitted to the Secretary of the Company at Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attn: Elizabeth Vandervoort.

In addition, our Bylaws provide that only such business which is properly brought before a shareholder meeting will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Board to be properly made at a meeting by a shareholder, notice must be received by the Secretary of the Company at our offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Such notice to us must also provide certain information set forth in the Company's Bylaws. A copy of our Bylaws may be obtained upon written request to the Secretary of the Company.

ANNUAL REPORT ON FORM 10-K

We will furnish, without charge, a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC, to any shareholder upon written request to Investor Relations, Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

Our Annual Report on Form 10-K, including consolidated financial statements and related notes, for the fiscal year ended December 31, 2017, as filed with the SEC, accompanies but does not constitute part of this Proxy Statement.

OTHER MATTERS

The Board does not intend to bring any other matter before the Meeting and does not know of any other matters that are to be presented for action at the Meeting. However, if any other matter does properly come before the Meeting or any adjournment thereof, the proxies will be voted in accordance with the discretion of the person or persons voting the proxies.

You are cordially invited to attend the Meeting. Regardless of whether you plan to attend the Meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope or vote and submit your proxy by Internet or telephone at your earliest convenience.

By Order of the Board of Directors:



Manuel J. Mehos
Chairman of the Board and Chief Executive Officer

Houston, Texas
April 13, 2018

APPENDIX A
AMENDMENT TO THE
GREEN BANCORP, INC. 2014 OMNIBUS EQUITY INCENTIVE PLAN

THIS AMENDMENT (this "Amendment") is made as of April 3, 2018 to the Green Bancorp, Inc. 2014 Omnibus Equity Incentive Plan, as amended from time to time (the "2014 Plan"). Any capitalized terms used and not defined herein shall have the meanings set forth in the 2014 Plan.

WHEREAS, pursuant to Section 14 of the 2014 Plan, (i) the Board may amend, alter or terminate the 2014 Plan, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent, and (ii) unless the Board determines otherwise, the Board shall obtain approval of the Company's stockholders for any amendment that would require such approval in order to satisfy the requirements of Section 162(m) of the Code, any rules of the stock exchange on which the Common Stock is traded or other Applicable Law.

WHEREAS, the Board has determined to amend the 2014 Plan in the manner set forth below, subject to approval by the stockholders.

NOW, THEREFORE, the 2014 Plan is hereby amended as follows, subject to approval by the Company's stockholders:

1. The first sentence of subsection (a) of Section 4 of the 2014 Plan is hereby deleted and replaced with the following:

   "Subject to Section 5 hereof, the number of Shares that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to 1,923,838 Shares."

2. Except as expressly amended by thus Amendment, all the terms and conditions of the 2014 Plan shall remain in full force and effect.

3. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to principles of conflict of laws of such state.

□   ■

GREEN BANCORP, INC.

2018 Annual Meeting of Shareholders to be held on Wednesday, May 23, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The 2018 Annual Meeting of Shareholders of Green Bancorp, Inc. (the "Company") will be held in the Forest Ballroom of the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, on May 23, 2018, beginning at 8:30 a.m. Central Daylight Savings Time. The undersigned hereby acknowledges receipt of the related Notice of 2018 Annual Meeting of Shareholders and Proxy Statement dated April 13, 2018 accompanying this proxy.

The undersigned shareholder hereby appoints Geoffrey D. Greenwade and Terry S. Earley and each of them, attorneys and agents, with full power of substitution, to vote as proxy all shares of common stock, par value $0.01 per share, of the Company owned of record by the undersigned and otherwise to act on behalf of the undersigned at the 2018 Annual Meeting of Shareholders and any adjournment or postponement thereof in accordance with the directions set forth herein and with discretionary authority with respect to such other matters as may properly come before such meeting or any adjournment or postponement thereof, including, without limitation, any matter presented by a shareholder at such meeting for which advance notice was not received by the Company in accordance with the Company's Amended and Restated Bylaws.

This proxy is solicited by the Board of Directors of the Company and will be voted in accordance with the undersigned's directions set forth herein. If no direction is made, this proxy will be voted (1) FOR the election of all nominees for director named herein; (2) FOR the proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018 and (3) FOR the proposal to approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares.

This proxy is solicited on behalf of the Board of Directors of the Company and will be voted FOR items 1, 2 and 3 unless otherwise indicated.

(Continued and to be signed on the reverse side.)

■ 1.1   14475 ■

2018 ANNUAL MEETING OF SHAREHOLDERS OF

GREEN BANCORP, INC.

May 23, 2018

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://proxy.greenbank.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20330300000000001000 2 052318

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE NOMINEES LISTED IN ITEM 1 AND "FOR" ITEM 2 AND ITEM 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors: Election of three (3) directors of Class I to serve on the Board of Directors of the Company until the Company's 2021 Annual Meeting of Shareholders, each until their successors are duly elected and qualified, or until their earlier resignation or removal.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ William D. Ellis
- ○ Scott Schaen
- ○ Stefanie L. Shelley

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018.	☐	☐	☐
3. Proposal to approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares.	☐	☐	☐

These items of business are more fully described in the proxy statement.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Important Notice of Availability of Proxy Materials for the 2018 Annual Meeting of Shareholders of

GREEN BANCORP, INC.

To Be Held On May 23, 2018 at 8:30 a.m. Central Daylight Savings Time

in the Forest Ballroom of the Houstonian Hotel,

111 North Post Oak Lane, Houston, Texas 77024

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials, you must request one as provided below. There is no charge to you for requesting a copy. To facilitate timely delivery, please make the request as instructed below before May 11, 2018.

Please visit http://proxy.greenbank.com, where the following materials are available to view:

- Notice of 2018 Annual Meeting of Shareholders
- Proxy Statement
- Form of Electronic Proxy Card
- Annual Report on Form 10-K

TO REQUEST MATERIAL: **TELEPHONE:** 888-Proxy-NA (888-776-9962) (for United States callers)
718-921-8562 (for international callers)

E-MAIL: info@astfinancial.com

WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials

TO VOTE:  **ONLINE:** To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

IN PERSON: You may vote your shares in person by attending the Annual Meeting.

TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll-free number to call.

MAIL: You may request a card by following the instructions above.

---

1. Election of Directors: Election of three (3) directors of Class I to serve on the Board of Directors of the Company until the Company's 2021 Annual Meeting of Shareholders, each until their successors are duly elected and qualified, or until their earlier resignation or removal.

   NOMINEES:

   William D. Ellis
   Scott Schaen
   Stefanie L. Shelley

2. Proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2018.

3. Proposal to approve an amendment to the 2014 Omnibus Equity Incentive Plan to increase the number of shares available for issuance thereunder by 650,000 shares.

These items of business are more fully described in the proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE NOMINEES LISTED IN ITEM 1 AND "FOR" ITEM 2 AND "FOR" ITEM 3.

Please note that you cannot use this notice to vote by mail.